Wefunder messages

Follower automated message

Subject: Why bluShift? Why Now?

Body:

Thanks for following bluShift. You are joining us at a pivotal moment in our company history.

We made headlines in 2021 as the first company to launch a commercial rocket using bio-derived fuel. Today, we are focusing our technology on solving a national security crisis.

The Strategy The Pentagon is facing a critical crunch in the supply chain for solid rocket motors. These engines power defense targets and hypersonic research. Legacy motors are expensive, explosive, and dangerous to move.

The bluShift Solution Our MAREVL engine is 75 percent cheaper and our propellant 100 percent non-toxic. Our propulsion technology was recently highlighted on the national broadcast of Market Place. We are currently fulfilling a defense sub-contract for a U.S. hypersonics prime. This moves our team from the research phase into revenue operations.

Take the Next Step

1. Read our Pitch: Check out the Multiplier Effect section on our page.
2. Reach out with any questions.
3. Share with your network.

We are glad to have you watching our progress and look forward to sharing exciting mission updates with you.

Sascha Deri Founder and CEO, bluShift Aerospace

Investor automated message

Subject: You are on the bluShift Cap Table
Body:

Thank you for your investment in bluShift Aerospace. You are now part of a select group of partners helping us solve a critical national security bottleneck.

Why Your Investment Matters Right Now We are currently fulfilling a defense sub-contract for a U.S. hypersonics prime. Your capital allows us to accelerate the development of our MAREVL engine. This technology provides 75 percent lower costs and 100 percent non-toxic operations compared to legacy motors.

The Multiplier Effect By investing in this Reg D round, you are helping us trigger a $2M non-dilutive loan from the Maine Technology Institute. This 1:1 match is a powerful catalyst that will allow us to scale our manufacturing facilities in Brunswick.

Next Steps and Resources

1. **Hear the Vision:** Listen to our recent feature on NPR's Marketplace Morning Report where we discuss our cost and safety advantages.
2. **Spread the Word:** We are still actively seeking accredited investors to help us close this round and trigger the full MTI match. Feel free to share our Wefunder link with your network.
3. **Stay Tuned:** We will provide regular updates here on Wefunder regarding our engine tests and manufacturing milestones.
4. **Let's Connect** If you have specific questions about our manufacturing roadmap or the upcoming engine tests, I would be happy to speak with you directly. Just send me a note.

We are proud to have you with us as we build the future of American propulsion.

Sascha Deri Founder and CEO, bluShift Aerospace

Wefunder Updates

Last day - accredited investors only Published

Subject: Friday Update: Cold Flow Validated. 24 Hours Until Reg D Closes.

Body: Team,

We're just a day away from the permanent closure of our Reg D bridge round.

Our technical milestones continue to move in lockstep with our financial momentum. We just completed our critical cold flow simulation, proving out our pressure systems and plumbing infrastructure. We are moving fast to deliver a safe, non-toxic bio-fueled alternative to highly constrained solid rocket motors, yielding a 100x capital expenditure advantage for propellant production and cutting traditional motor costs by 75%.

Our financial momentum reflects this massive trajectory. We are concluding a powerful seven-day stretch where we secured $93,000 in incoming capital, anchored by a cleared $50,000 individual allocation.

Tomorrow is the absolute final window for accredited community members to participate under these specific terms before this private allocation window shuts down permanently. Our focus then shifts entirely to our public campaign surrounding next Thursday's full-scale engine test.

If you intend to increase your stake or finalize a pending wire, the window is closing right now.

🔗 **[Insert Reg D Investor Action/Wire Link]**

Thank you for backing clean, commercial aerospace infrastructure.

Sascha

Cold flow test complete Ready for review

Title: Cold flow complete! Watch our behind-the-scenes engineering video.

Image/ media: Rocket Launch Pressure : Why Test Day Feels Like a High Stakes Stage …

Body:

We have just successfully completed our comprehensive cold flow pressure test here at the Brunswick base. Our engineering team flooded the system with high-pressure liquid CO_2, thoroughly verifying our flight-ready valve sequencing and telemetry networks.

On test day, rocketry feels like a high-stakes theatrical performance. Everything engineered over months or years culminates in a single moment where we have one shot to make it happen.

We are navigating this intense operational grind to solve a massive national security material shortage. Our safe, non-toxic, and throttleable bio-fueled hybrid engines deliver a massive 100x capital expenditure advantage for propellant production while reducing traditional solid motor costs by 75%.

Our next major milestone is already locked in: we will take this combustion chamber, add another 20 feet to the tower, and execute a fully vertically integrated test by the end of summer.

We have attached a new behind-the-scenes video detailing the authentic grit of this mission. The countdown is officially on for next Thursday's hotfire.

🔗 **Claim your official global live-stream access link here: [Insert Stream Registration Link]**

See you on the launchpad,

Raise update - investors only Ready for review

Title: Final 5 Days: Reg D Round Closes Saturday, July 11th

Body: Team,

We are officially in the single-digit countdown. This Saturday, July 11th, we are formally closing our Reg D bridge round prior to the July 16th full-scale engine test.

Capital momentum has been exceptional, we've brought in over $x in the last seven days alone, anchored by a significant $25,000 individual ticket that cleared early last week.

Next week's test demonstrates our immense industry gravity. Seven cutting-edge hardware pioneers, including RISE Robotics, Pepin Associates, BlueSonde, Latis Materials, Evergreen Additive, Atlas Inc., and the Maine Space Corporation, are actively setting up on-site to demonstrate their tech alongside us.

This is the absolute final window for our accredited community members to lock in their positions under these specific bridge terms before this private allocation window shuts down permanently this Saturday.

If you have been planning to increase your stake or finalize a pending wire, the clock is ticking.

Invest or increase your stake at wefunder.com/blushiftaerospace

Thank you for your continued support as we build out the clean infrastructure for space transport.

Sascha

Full demo highlight - public Published

TItle: Meet the 9 hard-tech giants joining us on the launchpad July 16th!

Body:

The engineering team is moving rapidly through final checkouts as we count down to the July 16th full-scale engine test.

For this milestone, we built a collaborative Tech Pavilion on-site to give a stage to the companies commercializing the most critical hardware in our ecosystem.

When you attend or tune in, you'll see live tech demonstrations from:

- **BlueSonde:** Advancing scalable, real-time water intelligence with next-generation monitoring systems. Their compact, low-maintenance platforms turn oceans, lakes, and waterways into actionable data networks.
- **Latis Materials:** Developing a breakthrough technology that uses renewable biomass as a precursor to manufacture advanced carbon fiber. They are strengthening domestic advanced materials supply chains while lowering environmental impacts.
- **Evergreen Additive:** Transforming maritime composite manufacturing with large-format additive manufacturing. They rapidly produce high-performance tooling, vessel components, and large structures to build a faster, more flexible industrial base.
- **RISE Robotics:** Commercializing Beltdraulic™, a new category of high-force electric actuation that replaces traditional hydraulics. Their technology delivers hydraulic-class force without hydraulic fluid and is helping manufacturers modernize industrial and mobile equipment with cleaner, more efficient motion systems.
- **Atlas Inc.:** An advanced materials firm that utilizes robotic manufacturing to convert waste plastic into structural building components (such as composite footings) for large-scale construction.
- **Pepin Associates Inc**. Develops and produces aligned discontinuous carbon fiber textiles and preforms for critical hypersonic and aviation parts. Our materials can form complex shapes with streamlined technical expertise and drastically reduced layup and forming times.
- **Maine Space Corporation:** Developing the Maine Space Complex by leveraging the State's geographic, rocketry, manufacturing and higher education assets and capabilities to establish the State as a national and international industry destination and an authority in launching small launch vehicles and small satellites into polar orbit.

- **University of Maine – Aerospace Research** Meet the next generation of aerospace talent from UMaine's engineering department. The team will host live, interactive tech demonstrations, including: **Advanced Flight Simulation**: A live look at a custom flight simulator testing the limits of a high-altitude satellite sensor platform. **Visualizing the Invisible**: A live "Schlieren" demo that uses an advanced digital background to map and visually track heat plumes in real-time. **Model Rocketry**: A hands-on display of high-powered model rockets designed and built by the UMaine SEDS (Students for the Exploration and Development of Space) club.
- **The Roux Institute** Dr. Andrew Neils, Research Assistant Professor, will be joining us to showcase their collaborative work with bluShift. Focused on materials science and additive manufacturing (3D printing), the Roux team has partnered with bluShift to leverage generative design to optimize and lighten critical rocket components.

Also in attendance: NASA and FAA

Whether you're a hardware enthusiast, an aerospace advocate, or supporting our clean space transport vision from across the globe, this is a milestone you'll want to see live.

🔗 **Register for the official global live-stream link here: https://www.youtube.com/live/foI9UC7D170?feature=share**

See you on the launchpad,

Ep 3 clip - public Published

Subject: What billion-dollar corporate infrastructure can't buy
Image/ media: Rocket Startup Growth: The Positive Feedback Loop Driving bluShift Aeros…
Body:
Billion-dollar corporate infrastructure is a powerful thing. But it's got absolutely nothing on a shared obsession.

Rocket Startup Growth: The Positive Feedback Loop Driving bluShift Aerospace
When you are a hard-tech startup building the future of rocket propulsion from the ground up, the journey is bound to be full of setbacks, major breakthroughs, and incredibly complex engineering challenges. But what truly fuels our team through the most demanding structural and technical iterations is a powerful, positive feedback loop driven by our community.

We have supporters stretching from California to our home state of Maine. Some of them literally use their personal vacation time to fly into Brunswick, Maine, just to see our engineering progress firsthand. We don't care what level someone participates at; we just love showing them around the hangar and walking them through exactly how we are changing the legacy aerospace playbook.

This community brings a level of value that goes far beyond traditional financial backing:

- **The Power of Knowledge & Support:** Our supporters share their deep domain expertise, challenge our assumptions, and stand by us through the good, the bad, and the unexpected.
- **Defiant, Environmentally Stubborn Tech:** This community is actively backing a hard transition to sustainable, non-toxic rocket propulsion, and propulsion that costs 75% less than traditional options. Even if prioritizing sustainability feels out of vogue to some legacy primes in the market, our clean engineering choices are exactly what give us a distinct financial and commercial manufacturing advantage.
- **Inspirational, Multi-Generational Impact:** We are already seeing cycles where high school students who watched their parents follow bluShift are now entering college to earn aerospace engineering degrees because of what we are building right here.

Aerospace doesn't have to stay stagnant, and it doesn't have to belong exclusively to giant legacy primes. It belongs to the standard-setting talent, the relentless persistence, and the aligned community that refuses to quit until the job is done.

Turn it up to 11,

Sascha

Closing soon - investors only Published

Subject: Closing Soon: Our $197K+ 30 day momentum & securing your private terms
Image/ media:
Body:

First, a huge thank you to this incredible community. Over the last 30 days alone, we have collectively pulled together **$197,700+ in new commitments**, pushing our total raised closer to our major milestone. This consistent growth is a massive validation of the momentum building behind our mission as we march toward our mid-July engine test event.

As an investor in bluShift, I want to share an important operational milestone: we are getting ready to officially close the private window of this round immediately ahead of our July 16th hot fire test.

Because we want to give our existing base of backers the maximum opportunity to navigate this transition comfortably, we want to remind you that the window remains fully open if you are looking to invest further or scale your current stake with us. Once we transition past this private phase, these precise terms will no longer be available.

There is absolutely no high-pressure mandate to adjust your current settled investments. However, if you have been waiting for the right moment to increase your position or maximize your long-term alignment with bluShift, this is your time to execute.

To review your allocation or expand your commitment, click the link below: **EXPLORE INCREASING YOUR COMMITMENT**

Thank you for standing side-by-side with us on the launchpad. Let's keep this momentum rolling.

Event reminder- highlight demos Published

Subject: Experience the Power: Behind-the-Gates Tech Demo & Live Engine Test on July 16th!
Image/ media: demo highlight.jpg
Body:
Hi Founders, Followers, and Friends,

The countdown is officially on. On **Thursday, July 16, 2026**, bluShift Aerospace is opening the gates for a select crowd to witness our highly anticipated next engine hot fire test live.

Space inside the base gate is filling fast.

Event Details:

- **4:00 PM:** Gates Open
- **5:30 PM:** Live Engine Hot Fire Burn
- **6:00 PM – 7:30 PM:** Tech Showcase & Regional Networking

A Showcase of Regional Innovation: We have always maintained that regional, collaborative innovation is what makes the Northeast hard-tech ecosystem competitive globally. That is why, immediately following the thunderous roar of the engine burn, we will transform the show into a live Tech Showcase.

We are thrilled to give a platform to three exceptional companion companies, all currently commercializing cutting-edge hardware, who will be displaying their wares on-site:

- **BlueSonde:** Advancing scalable, real-time water intelligence with next-generation monitoring systems. Their compact, low-maintenance platforms turn oceans, lakes, and waterways into actionable data networks.
- **Latis Materials:** Developing a breakthrough technology that uses renewable biomass as a precursor to manufacture advanced carbon fiber. They are strengthening domestic advanced materials supply chains while lowering environmental impacts.
- **Evergreen Additive:** Transforming maritime composite manufacturing with large-format additive manufacturing. They rapidly produce high-performance tooling, vessel components, and large structures to build a faster, more flexible industrial base.
- **RISE Robotics:** Commercializing Beltdraulic™, a new category of high-force electric actuation that replaces traditional hydraulics. Their technology delivers hydraulic-class

force without hydraulic fluid and is helping manufacturers modernize industrial and mobile equipment with cleaner, more efficient motion systems.
- **Atlas Inc.**: Transforming recycled plastic waste into high-performance structural building materials through a unique blend of material science, engineering, and automated manufacturing. By replacing traditional concrete, steel, and treated wood with durable engineered composites, ATLAS provides a scalable, environmentally responsible alternative built to simplify and accelerate modern construction.

Space inside the gates and credentialed parking are capped for safety. Register your spot today to receive your secure gate pin and arrival directions!

REGISTER FOR THE JULY 16TH TEST & DEMO NIGHT

Engine progress Published

Subject: Behind the Scenes: Tuning the MAREVL Engine to a "Purr" 🛠️
Image/ media: MAREVL Engine Test.png

Body:

Our engineers have been hard at work running revisions on our ignition system.

We wanted to share a quick win with you: We have officially eliminated "hard starts" on our newest igniter design. Instead of a volatile explosion-style pop, our system now hits a perfect, stable *purr*… a great way to start any engine (apparently, we're building a "big metal cat" ;).

Achieving a smooth ignition sequence is a massive win for the longevity and reliability of our hardware. It proves that our design is dialed in exactly where it needs to be as we count down to our major public hot-fire test event on July 16th!

We are running leaner, faster, and smarter than the bloated West Coast aerospace companies because our team is on the ground solving these micro-milestones every single day.

Want to watch the progress happen live? Register to attend the engine test here https://luma.com/q5eqrjfy

Ep 7 Published

Subject: We are NOT the next SpaceX, and that is exactly our edge
Image/ Media: https://www.youtube.com/watch?v=wqrMw9TAUpc
Body:

If you've been watching, it's hard to miss the massive news: SpaceX made history with its highly anticipated IPO. $75 billion in initial capital, debuting on the NASDAQ, and crossing into a $1.8+ trillion market cap.

For the aerospace industry, this is a massive watershed moment. It proves to the retail investor that space is the literal construction of the next generation of infrastructure.

But in our latest episode of the *Throttle Up* podcast, I lay it out clearly: **bluShift is not trying to play the 2002 SpaceX movie. We are building for the 2026 market.**

While SpaceX is busy dominating massive heavy-payload launches, we are focusing on solving the single most painful bottleneck in the rest of the ecosystem: **Rocket Propulsion & Manufacturing Capacity.**

Here is how everything changes with bluShift:

- **Breaking the Monopolies:** The Pentagon and commercial markets are facing a critical solid rocket motor supply chain crisis. We are stepping in to break that bottleneck.
- **Radical Cost Reduction:** We're supporting hypersonic testing and aerospace needs at a *quarter* of the cost of traditional solid rocket motors.
- **The "Yankee Spirit" of Capital Efficiency:** We are doing with lean, smart capital what West Coast companies haven't been able to achieve with 10x the money.

Watch the full debate on how the SpaceX IPO impacts early-stage space companies here:
https://www.youtube.com/watch?v=wqrMw9TAUpc

Onward and upward,

Sascha

Webinar clip/ event teaser Published

Subject: Sneak Peek: Behind the Tech of Our Next Engine Milestone
Image/ media: Testing Vertical (1920x1080).mp4
Body:
Want to know exactly what our team is pushing for in our upcoming hot-fire campaign and, more importantly, how we are structurally evolving our engine setup for flight readiness?

What We Are Validating Next:

- The 60-Second Burn: We are preparing for another rigorous horizontal test to validate critical updates aimed at maximizing engine stability and efficiency.
- Achieving Space Efficiency: We have already hit the benchmark efficiency metrics required to reach space, which fully supports our future goal of hoisting customer

payloads, including those, for programs like NASA's Flight Opportunities program to space.
- Cranking Up the Performance: We are continuously squeezing out even higher performance to aggressively serve the tight requirements of our upcoming hypersonic and suborbital commercial customers.

Right now, our test setup utilizes a vertical oxidizer tank connected to a horizontal combustion chamber via complex, intermediate plumbing.

To get flight-ready, we are officially transitioning to an entirely vertical configuration. We have already entered into a contract with a civil engineering firm to extend our existing containment structure by an additional 20 feet. This important step will enable us to test the engine vertically - "test it as you fly it''. Successful tests in this configuration is one of the final milestones before we build and launch the flight booster suborbitally.

Watch the clip to see the breakdown of how we are moving closer to launch: [LINK TO YOUTUBE SHORT / REEL]

Make sure to Follow to stay pinned to our timeline, we have a massive announcement coming this Thursday that you won't want to miss!

Event announcement/ invite/ Ep 6 Published

Subject: Mark Your Calendars: The MAREVL Engine Hot Fire Test is Set for July 16th! 🔥
Image/ media: link to youtube episode when published
Body:
We have some incredibly exciting news to share from the test site!

We are officially announcing that our next **hot fire test of the MAREVL Engine** will take place on **July 16th**. The team is hard at work making significant internal design refinements to push our propulsion capabilities to the next level, focusing on squeezing out even higher performance and optimizing combustion stability.

Every single test gives us a mountain of critical data that helps us iterate and improve, and this one will pave the way for the flight-weight version of our combustion chamber.

Because our community of investors has been the backbone of our journey, **we invite you to join us live at the base to witness the test in person!**

We will have a dedicated, tented viewing area set up along the runway with refreshments. It's going to be a phenomenal day of hard tech, rocketry, and community. Space is limited for the in-person viewing, so please register as soon as possible to secure your spot.

[Register for the event here]

Catch Up on the "Throttle Up" Podcast

I recently sat down with Justin Starbird for a brand-new episode of the *Throttle Up* podcast to give an exclusive preview of what we are testing for, what these milestones unlock for our hypersonic and suborbital targets, and why we love being remarkably transparent about our development.

Whether you are joining us in Maine or tuning in to our live stream on YouTube, this interview is the perfect primer for the main event.

🎙️ **https://www.youtube.com/watch?v=lw4JuoQn7Gc**

Thank you for your continued support as we push the boundaries of safe, earth-friendly, and cost-effective aerospace engineering!

Welcome Autin Gates Published

Subject: Meet the Team: Welcoming Austin Gates to bluShift's Summer Engine Dev Team!
Image/ media: meet Austin.jpg
Body:
As we push forward on our technical milestones and ramp up for our upcoming engine tests, we are continuously expanding the "Team Grit" it takes to get us there. Today, we are incredibly excited to introduce the newest face at our test site: **Austin Gates**.

Austin joins us right from our own backyard as a Mechanical Engineering student with an Aerospace concentration at the University of Maine in Orono.

This isn't your average, coffee-fetching internship. Austin is jumping straight into the thick of it. His major focus at bluShift will be helping our engineering leads develop, build, and test a cutting-edge engine design as we increase thrust and prepare for our next massive milestones.

In Austin's own words:

> "I chose bluShift not only for their groundbreaking work in eco-friendly propulsion systems, but also for their drive to bring technological innovation to Maine, especially in aerospace. With this growing industry, it's exciting to see my home state have its own stake in this ever-evolving field!"

When he isn't in the hangar or at the test stand analyzing data, you can find Austin racing on the UMaine Alpine Ski Team or spending as much time as possible in the great Maine outdoors.

We love bringing on talented, hungry local engineers who share our stubborn commitment to protecting the environment while pushing the boundaries of aerospace innovation. Please join us in giving Austin a massive welcome to the bluShift family!

Onward and upward,

Sascha

Ep 5 (public) Published

Subject: Throttle Up Ep 5: The Unseen Engineering War (Licensing, Statistics, & 50/50 Flight Odds)
Image/ media: What Truly Separates a Successful Rocket Test from a Successful Flight
Body:
When you watch a rocket leave the atmosphere, you're seeing the final act of a monumental, often invisible effort.

In Episode 5 of Throttle Up, host Justin Starbird sits down with our very own technical leads, Luke Saindon (Lead Mechanical Engineer) and Gerard Desjardins (Lead Propulsion Test Engineer), to pull back the curtain on the logistical, regulatory, and psychological battles that happen long before any hardware lifts off the launchpad.

[👉 LISTEN TO EPISODE 5 NOW] *(Insert Link)*

What You'll Hear in This Episode:

- The Probability Trap: Why navigating high-stakes FAA Part 450 licensing involves an overwhelming amount of statistics and how compounding failure probabilities can turn a high-confidence engine test into a harrowing 50/50 chance for flight.
- The Control Room Tug-of-War: Gerard shares the intense reality of a test operator deciding exactly when to "cry uncle" and stop an expensive, unstable test versus letting it run to gather crucial, one-of-a-kind data.
- Candid "Moments of Learning": The team shares frustrating setbacks theory could never teach them, from an O-ring groove slightly out of tolerance leading to a motor meltdown, to a rogue fire extinguisher valve that scrubbed an entire day before they even started.

Before you finish the episode, you'll get an inside look at what's next for bluShift. We are scaling up our engine size for our next major test, and Luke shares a careful hypothesis on a brand-new part he designed to improve combustion stability. It's the very core of rocket science: testing an elegant theory against raw reality.

Stop watching the countdown clock and tune in for the unfiltered engineering truth!

[Head over to the podcast page and listen now!] *(Insert Link)*

As always, thank you for standing with us as we build the future of eco-friendly, accessible space infrastructure.

Keep throttling up,

Sascha

Ep 4 (public) Published

Subject:
Image/ media: https://www.youtube.com/watch?v=TQpMqrKIEaA
Body:

Subject: Throttle Up Ep 4: Inside the build with the brains of bluShift

Body:

When you watch a rocket soar into the sky, you are looking at a performance. But what does it actually take to choreograph it?

In Episode 4 of the *Throttle Up Podcast*, host Justin Starbird pulls back the fuselage to sit down with **Luke Saindon** (Lead Mechanical Engineer) and **Gerard Desjardins** (Lead Propulsion Test Engineer), the engineering minds leading the development of our breakthrough bio-derived hybrid propulsion system.

Luke and Gerard dive deep into the gritty, unvarnished realities of aerospace engineering, highlighting exactly how bluShift bridges the gap between theoretical data and real-world hardware.

What you'll learn in this episode:

- **Modeling vs. Reality:** How Luke utilizes predictive modeling and MATLAB algorithms to balance weight constraints with maximum motor efficiency before a match is ever struck.
- **The "Switchboard" of Rocketry:** Why tweaking combustion efficiency and burn stability is a delicate game of detective work.
- **Scrubbing in the Sub-Zero Cold:** Gerard shares a raw look at their earliest 24-inch motor tests in grueling -10°F weather and what it taught the team about methodical backup procedures.
- **Sticking to Principles:** Why building iteratively with hyper-accessible, cost-effective materials like stainless steel keeps our timelines moving and capital expenditures low, while leaving the door wide open for high-performance composite upgrades later.

To date, this team has successfully executed **four full-duration, 60-second engine tests** - a massive validation of our commercial baseline.

[🎧 Listen to Episode 4 of Throttle Up Here]

RISE Event Recap Published

Image/ media: image from event (in process)

Body:

We just returned from Boston Tech Week Robotics and Hard Tech Demo Night, hosted by our friends at **RISE Robotics.**

RISE is a company that deeply shares our values, they are disrupting heavy machinery by replacing inefficient hydraulics with smart, electric systems. Because of that shared DNA, they invited us to showcase our breakthrough bio-derived hybrid propulsion system right alongside their latest robotic tech.

The turnout blew us away. Over 620 people RSVP'ed, packing the room with deep-tech investors, founders, and sharp engineering minds (including a fantastic crowd of recent MIT grads).

I brought some of our real, physical hardware, including our *Stardust* rocket fuselage, recovery deployment system and nose cone.

Why This Cross-Company Synergy Matters:

- **Shared Mission, Huge Markets:** While RISE is tackling zero-emission heavy machinery, bluShift is solving the nation's critical solid rocket motor bottleneck with non-toxic, scalable propulsion.
- **The Smart CapEx Advantage:** Investors in the room immediately resonated with our localized manufacturing cell model, which grants us a 100x capital expenditure advantage over legacy solid rocket production.
- **Validation of Heavy Hardware:** RISE recently maxed out a massive $5M Wefunder round, proving the intense market appetite for clean, hardware-driven innovation. Being featured in front of their community brought massive new eyes to our pipeline.

Dozens of attendees scanned our table's QR code to lock in their invitations to our next hot fire engine test. The momentum from last week is directly fueling our active milestones as we scale our team and prepare for all the exciting milestones coming this summer.

Stay tuned for more updates as we get closer to lighting the fire!

Welcome Lucas (public) Published

Subject: Welcome to the Team: Meet Our New Mechanical Engineering Intern, Lucas!
Image/ media: meet Lucas.jpg
Body:
We are thrilled to welcome our newest intern, **Lucas**, to the workshop and the test site.

Lucas is an upcoming second-year Mechanical Engineering undergraduate at the Wentworth Institute of Technology (with sights already set on his Master's and a manufacturing minor!). He brings a fantastic foundation in CAD and composites to our hard-tech sandbox.

Lucas has jumped straight into the deep end of rocket development.

What He's Working On:

- **Cutting-Edge R&D:** He is currently collaborating with the **Roux Institute** to design a testing setup for their cold spray metal deposition research. If all goes as planned, we hope to apply this advanced manufacturing research directly to our rockets in the near future.
- **Powering the Test Site:** Lucas is helping us expand our solar panel array at the test location, ensuring our off-grid infrastructure is robust and ready for action.
- **Keeping Us Shipshape:** He's also tackling essential general maintenance projects to keep our operations running like a finely-tuned machine.

> *"Something that excites me about being at bluShift is being able to actually work on projects independently,"* Lucas says. *"With most other internships, I would not get the kind of opportunity to present my skills as I do here. I am also very much looking forward to our upcoming engine test!"*

We love giving bright, gritty engineering talent the freedom to actually build, test, and show what they can do. Please join us in giving Lucas a warm welcome to the crew!

Turn up the thrust,

Sascha Deri

Webinar reminder (investors) Published

Subject: Join Our Live Investor Session & AMA Tomorrow!
Image/ media:
Body:

Tomorrow at 12:30 PM Eastern we're holding a live community session and AMA!

If you've been tracking our progress, following our campaign traction, or waiting for the right moment to ask your questions directly to our team, this is your chance.

What We'll Be Covering:

- **The Tech:** A deep dive into our eco-friendly hybrid rocket engines and our roadmap to commercialization.
- **The Momentum:** An update on our current fundraising milestones and how we're positioning for growth.

- **The Big Test:** Exclusive details on our upcoming full-scale engine test happening in the next couple of months.
- **Exclusive Campaign Announcement:** We are making a major structural update to our current raise tomorrow to make joining Team bluShift more accessible to our core community. You'll want to hear this live!
- **Live Q&A:** Sascha will be answering your questions live. No script, just transparent, hard-tech conversation.

Whether you are a long-time investor, a space enthusiast, or just discovered bluShift this week, we want you there. Secure your spot now and share your questions.

Register for Tomorrow's LIVE Session Here

See you tomorrow!

Episode 3 (public) Published

sascha.deri@blushiftaerospace.com

Subject: Throttle Up Ep. 3: Turning $7M Into What Others Couldn't Do With $50M
Image/ media: https://www.youtube.com/watch?v=wUAbQIKmB-g
Body:

The latest episode of our Throttle Up podcast is officially live!

In Episode 3, Sascha sits down with Justin Starbird to look back at the earliest days of bluShift Aerospace, our first community round, and exactly how we've been able to stretch every single dollar to outpace competitors with massively deeper pockets.

CLICK HERE TO WATCH EPISODE 3

What We Dive Into This Week:

- **The "KISS" Principle in Aerospace:** Why hybrid rocket engines fundamentally change the cost structure of propulsion development. Sascha explains how a small, tightly-knit team can design a 20-ton thrust capable machine for a fraction of the Capex required by traditional liquid or solid rocket companies.
- **Capital Stewardship:** To date, we have raised about $7 million through a 50/50 mix of non-dilutive federal/state funding (NASA, Space Force, Air Force) and private capital. Achieving these milestones typically demands $40M to $60M.
- **The Visceral Power of hard-tech:** Sascha shares what it's like to host investors at our hangar and test site, and why hearing a full 60-second hot fire test completely changes how people understand what they invested in.

- **The Positive Feedback Loop:** A huge shoutout to our community of investors. From California to right here in Maine, your support is a network of knowledge, resources, and inspiration.

A Sneak Peek at the Next Test

We also drop an exclusive engineering update in this episode. For our very next test, we are inserting a highly creative, technically pivotal iteration *inside* our white Marvel engine cylinder.

While we have to keep the exact IP under wraps for now, these internal changes are designed to push performance even further as we head toward an engine test for our Hypersonics customer, Specter Aerospace.

Catch the full conversation to see how your belief in our journey has directly unlocked this next phase of commercial growth.

WATCH THE FULL EPISODE NOW

As always, thank you for being the fuel behind our mission.

Team bluShift

Q&A announcement Published

Subject: Join us Wednesday for a live look at bluShift's next milestones

Image/ media:


bluShift LIVE Investor Update:
Scaling Suborbital & Hypersonic
Technology
Wednesday, May 20
12:30 PM ET / 9:30 AM PT
• PRODUCTION SCALING
• CAPITAL EFFICIENCY
• LIVE AMA
MAREVL
BLUSHIFT
AEROSPACE

Body:

Hi everyone,

We've had a great week. We've seen $30,000 in new commitments in just the last 7 days, bringing our total raised to $633,719.

To our 61 current investors: thank you for the incredible momentum. To our 1,150+ followers: I want to show you exactly what that capital is building.

I'm hosting a Live Investor Webinar & AMA next Wednesday, May 20th at 12:30 PM ET.

I'll be joined by our CTO, David, to go beyond the headlines and walk you through the technical roadmap that makes bluShift a high-leverage investment in the aerospace sector.

[Register for the Webinar Here]

On the agenda:

- **The Hypersonic Pivot:** Why our bio-propellant is the missing link for the U.S. hypersonic research market.
- **The 75% Advantage:** How we are slashing motor manufacturing costs and why our fuel production CAPEX is 1/100th of the industry standard.
- **The Next Big Test:** Details on our upcoming 20-foot tower test and the goal of doubling our engine thrust.

- **Open Q&A:** I'll be answering your questions live. No script, just a deep dive into the business.

We are on the cusp of launching our full-size engine, and the support we've seen lately tells me the market is ready for a non-toxic, high-performance alternative to traditional solid rocket motors.

Whether you're already in or just watching our trajectory, I hope you'll join us next Wednesday to see how we're turning this vision into a flight-ready reality.

[Register here]

Onward and upward,

Sascha Deri Founder & CEO, bluShift Aerospace

Podcast launch Published

Subject: The "Throttle Up" podcast is officially live
Image/ media: Youtube link to intro episode when ready
Body:

The wait is over. Today, we're opening the doors and giving you a front-row seat to the future of space launch.

For years, we've been heads-down, focused on proving that a non-toxic, bio-derived fuel could compete with the giants of the aerospace industry. Now, as we transition from proving our tech to scaling for real-world defense and commercial applications, we wanted to take you along for the ride.

In our first episode, I sit down to share the "unfiltered" story of how we got here, from a farm in Orland, Maine, to building 40,000-pound thrust engines that are solving the global solid rocket motor shortage.

Watch from the beginning: [Insert YouTube Link]

This isn't a polished corporate broadcast. It's a raw look at what it takes to build a rocket company from the ground up.

Watch, listen, and let us know what you think in the comments. We're just getting started.

Ep 1 Approved

Subject: From a Maine farm to the future of propulsion.
Image/ media: Youtube link to episode 1 when ready
Body:
Hi everyone,
When I founded bluShift, I knew that to change the industry, we couldn't just copy the "Big Aerospace" playbook. We had to be grittier, leaner, and more focused on solving real-world problems.

In our first episode of the Throttle Up podcast, I'm sharing the unfiltered story of how we got here. We talk about the transition from proving our technology to scaling it for commercial and defense applications, and why we're more committed than ever to building this hub in Maine.

We also dive into our strategic focus: solving the global solid rocket motor shortage and why we've pivoted toward suborbital launch to reach revenue faster.

[Watch Episode 1 on YouTube here]

We want you to see exactly how your support is fueling the next generation of suborbital launch.

Sascha

Ep 2 Published

Subject: Doubling our power
Image/ media: https://youtu.be/c4baTCxZYX8?si=VBwfo4nRewxoHs1N
Body:

In Episode 2 of Throttle Up, I'm joined by our CTO, David Hayrikyan, live from our test site in Brunswick.

We've recently made the strategic decision to double the thrust of our MAREVL engine to 40,000+ lbs. In this episode, David and I break down exactly why "simplicity" is our greatest technical advantage.

What we cover:

- 1/100th the cost: Why our fuel production cell costs $15k while traditional solid rocket motors require $1.5M in infrastructure.
- National Security: How we can ramp production in months, not years, to solve the Pentagon's motor shortage.
- The "Spinal Tap" Moment: Why doubling our power actually makes it easier to get our FAA commercial launch license.

[Watch Episode 2 on YouTube here]

If you want to understand the "secret sauce" that makes bluShift a disruptor, this is the episode to watch.

Best, Sascha

bluShift @ RISE Approved

Subject: Hard-Tech Synergy: bluShift at RISE Robotics for Boston Tech Week
Image/ media: bluShift Wefunder updates.jpg

At bluShift, our mission has always been about proving that "clean" and "powerful" aren't mutually exclusive. This week, we're heading to Boston Tech Week to demo our technology alongside a company that shares that exact DNA: RISE Robotics.

RISE is disrupting the heavy machinery space by replacing legacy hydraulics with high-performance, durable systems. At bluShift, we're doing the same for aerospace, replacing toxic solid rocket motors with our high-thrust, 75% lower-cost, bio-derived propulsion.

The Synergy is Simple:

- Durable & Tough: Both companies build hardware designed for the harshest environments.
- Cleaner Alternatives: We are both proving that you can eliminate toxins and carbon without sacrificing an ounce of power.
- Disruptive Power: Whether it's moving a crane or launching a suborbital payload, we are both using alternative tech to outperform the status quo.

If you're in Boston, come see the future of Hard-Tech in person. We'll have our Starless Rogue fuselage on-site and exclusive footage of our MAREVL engine tests.

Register for the Demo Night here: https://luma.com/lv9yz5gb

See you there!

Sascha

600k raised Published

Subject: $600k Raised and MAREVL Turns it Up to 11 (x2)
Image/ media:


THRUST I
THRUST II
Body:

This week marks a turning point for bluShift - from proving our technology to scaling it for real commercial and defense applications.

It's been an amazing week here at bluShift and I wanted to share the latest with all of you.

Thank you.
First off: we just crossed **$600k raised**. That's because of many of you, and it directly enables our small but agile team to push forward toward the testing required for our hypersonic partner integration and toward a major milestone: **meaningful revenue and early commercialization.**

Behind the scenes, the team has been hard at work on some critical (and exciting) optimizations to our MAREVL engine to meet hypersonic customer needs. At the same time, we're ramping up with our ITAR-certified shops and contractors to prepare for the next phase of build and test.

Turn It Up to 11… x2

In a nod to *Spinal Tap*, we named one of our previous full-duration MAREVL tests **"Turn It Up to 11."**

That test peaked at just over **20,000 pounds of thrust.**

Now, I'm thrilled to share:
we're doubling that.

Why double the power?

Sure,more power is fun. But this is really about smart business and mission alignment.

When we first developed MAREVL, we optimized it for **suborbital research flights**. Customers asked us to keep g-forces low, they were spending too much time and money designing

payloads to survive the harsh acceleration of traditional solid rocket motors. So we built something different: a **gentler, throttleable system**.

Now, two things have changed:

1) Hypersonic testing demand
Our hypersonic partners actually *want* higher acceleration profiles to better replicate solid rocket motor performance.

2) Flight safety & licensing (the deciding factor)
Through extensive modeling and simulation work by David, Gerard, Luke, and Doug, working closely with the FAA, we determined that increasing thrust allows us to **tighten the landing footprint of our booster.**

A smaller landing area makes it significantly easier to secure our FAA commercial launch license and hit our target flight profiles.

That combination made the decision clear.

Best of both worlds

Because MAREVL is throttleable (unlike solid motors), we still retain flexibility:

- Need high acceleration? We've got it.
- Need a gentler ride for research payloads? We can dial it back.

That adaptability is a big part of what makes this technology so powerful.

What will you see in the next test?

From the outside - **not much changes.** The engine will look very similar.

But internally, a lot has evolved.

Once it lights:

- Burn time will be nearly **cut in half**
- Thrust will be **doubled**
- And the performance… will speak for itself

We're moving fast toward this next milestone in support of our hypersonic customer, and I'll keep sharing updates as we go.

As always, feel free to drop questions below. I love hearing from you all.

Podcast teaser Published

Subject: We're turning the volume up

Image/ media: Throttle Up Teaser.jpg
Body:
This week marks a major turning point for bluShift. We are moving from proving our technology to scaling it for real commercial and defense applications, and that means we're doubling the thrust of our MAREVL engine.

But while the engine is getting louder, we realized it was time for us to start talking louder, too.

We're in the T-minus countdown to launching the "Throttle Up" podcast. 🎙️

For a long time, the "why" and "how" of what we do has stayed within the walls of our hangar or out at the test site. This podcast is our way of opening the fuselage and sharing the grit it takes to build a new future for suborbital launch.

We're dropping the first episodes later this week.

Whether you've followed us since our first launch in 2021 or you're just joining the mission, this is the best way to see exactly how we're building stronger, throttleable, cleaner machines.

Follow us on LinkedIn and here on Wefunder to be the first to hear when we go live.

Welcome to followers Published

Subject: I'm so glad you're here
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First off, thank you.

Whether we met years ago, you saw us in the news, or you just joined our list, I'm glad you're following along.

I started bluShift because I wanted to prove that aerospace doesn't have to be a choice between high-performance and high-toxicity. For too long, the industry has relied on propellants that are explosive, cancerous, and a nightmare for the environment.

We're doing it differently. We're building rockets powered by bio-derived fuel. It's non-toxic, carbon-neutral, and safe enough that if a rocket tipped over into the ocean, it wouldn't harm the water.

What we're actually doing right now We're in our hangar in Brunswick, Maine, right now working on the MAREVL engine and FAA licensing.

Our focus has shifted toward solving a massive problem in the Defense and Hypersonic space. Because our motors cost about 25% of what a traditional solid rocket motor costs and because we don't face the same supply chain bottlenecks, we're in a position to move much faster than the "old guard."

In the coming weeks, I'll be sharing:

- **The Hangar Floor:** Photos and clips of the MAREVL engine as we prep for testing.
- **The Throttle Up Podcast:** We're launching a series next week where I'll talk openly about the tech, the mistakes we've made, and where we're headed next.
- **The Grit:** The honest updates on what it takes to build a rocket company.

I'm glad to have you with us for this next chapter. Stay tuned, there's a lot coming.

Onward,

Sascha Deri Founder & CEO, bluShift Aerospace

PREVIOUSLY:

Welcome to bluShift Aerospace

Thanks for following bluShift. You are joining us at a pivotal moment in our company history.

We made headlines in 2021 as the first company to launch a commercial rocket using bio-derived fuel. Today, we are focusing our technology on solving a national security crisis.

The Strategy The Pentagon is facing a critical crunch in the supply chain for solid rocket motors. These engines power defense targets and hypersonic research. Legacy motors are expensive, explosive, and dangerous to move.

The bluShift Solution Our MAREVL engine is 75 percent cheaper and our propellant 100 percent non-toxic. Our propulsion technology was recently highlighted on the national broadcast of Market Place. We are currently fulfilling a defense sub-contract for a U.S. hypersonics prime. This moves our team from the research phase into revenue operations.

The Multiplier Effect We are in a Reg D round with a built-in multiplier. Every dollar invested right now helps us unlock a $2M non-dilutive loan from the Maine Technology Institute. Your investment triggers a 1:1 match to scale our manufacturing in Brunswick, Maine.

Take the Next Step

1. Read our Pitch: Check out the Multiplier Effect section on our page.
2. Invest: Join 1,300+ investors building the safe, scalable propulsion layer for the next century of aerospace.

We are glad to have you watching our progress and look forward to welcoming you as an investor. If you have any questions about the tech or the investment opportunity book time with me here.

Sascha Deri Founder and CEO, bluShift Aerospace

Welcome, and thanks for following us!

You can expect weekly posts on company progress in your inbox. If you have questions or feedback, don't hesitate to comment on our page or reach out directly via email.

You can unsubscribe from emails anytime at this link

George Story Published

Subject: From NASA Evaluator to Board Member: Welcoming George Story
Image/ media:


NASA
NATI

Body:

In 2019, when bluShift was a small startup with a bold idea for bio-derived rocket fuel, NASA awarded us our first SBIR contract. To evaluate us, they assigned a veteran propulsion engineer from the Marshall Space Flight Center: George Story.

At the time, George was tasked with reviewing whether our approach was even credible. Today, we are thrilled to announce that after years of watching us grow, George has officially joined the bluShift Board of Advisors.

A Legacy of High-Stakes Rocketry

George's career is a masterclass in aerospace engineering:

- **Space Shuttle Veteran:** Worked on the systems that safely separated Solid Rocket Boosters from the Shuttle.
- **Hybrid Pioneer:** Spent the 1990s on a joint team that successfully fired a **250,000-pound thrust hybrid motor.**
- **Silver Snoopy Award Winner:** Received one of NASA's highest honors, personally presented by astronauts for his work making human spaceflight safer.

George had a front-row seat to early hybrid programs that were shelved due to industry politics and traditional "solid vs. liquid" biases. He believes the status quo needs a disruptor like bluShift to finally bring hybrid propulsion to the finish line.

As we scale our engines into the **30,000 to 40,000-pound thrust class**, George's experience investigating insulation failures and fuel grain cracks helps us design around failure modes *before* they become expensive surprises.

The Bottom Line

George is now our **third advisor** with deep experience in large-scale hybrid systems. This means:

1. We are building on decades of proven development.
2. The man originally hired to "fact-check" us now believes in us enough to help lead us.
3. We are guided by experts who know exactly where the technical pitfalls lie.

We are honored to have George on the team as we scale toward commercial suborbital launch.

Onward!

Sascha Deri
Founder & CEO, bluShift Aerospace

The 100x Advantage (Public/followers) Published

Subject: Scaling Space: The 100x Scaling Cheat Code: Why We'll Out-Build the Giants

Image/
media:https://drive.google.com/file/d/1LYgYqy1z6QN3zlUZT2T60qwzSY166TwU/view?usp=drive_link
Body:

In the rocket business, most people focus on the flight. But for investors, the real story is the factory.

Right now, the aerospace industry is stuck in a massive "Infrastructure Trap." Traditional solid rocket companies aren't just expensive, they're physically unable to move fast.

The "Old Guard" is Stuck in a 3-Year Deadlock

The Pentagon is desperate for rocket motors, but the big defense primes are in a "perilous crunch". Here's why they can't just "turn on the tap":

> The Gear: They need specialized, explosive-grade mixers that have 2-3 year lead times.
> The Cost: It costs them about $1,500,000 just to stand up one production cell.
> The Red Tape: Because their fuel is explosive, they have to build munitions-rated manufacturing buildings with massive safety zones and ammunition bunkers for storage. You can't just rent a warehouse for that.

The bluShift Way: Faster, Safer, and 100x Cheaper to Scale

We decided to do things differently. Because our bio-derived fuel is non-toxic and non-explosive (yep, the same stuff I ate on CNN), we don't need the bunkers - our production facility could abut a nail studio (if it wasn't for the need for security).

The Math

Our production gear costs less than $15,000 per cell. For the price of one of their cells, we can stand up one hundred. *That's crazy disruptive*.

The Speed

We don't sacrifice throughput for cost. Our cycle times are as fast or faster than the old-school stuff, but with way less complexity.

The Edge

We use a combination of off-the-shelf and low-lead time custom equipment and standard industrial space. While the giants are waiting 3 years for an exquisite mixer to arrive, we're already pouring fuel.

The "Buy One, Get Two" Multiplier

This efficiency is a massive win for our capital stack. We have a $2M MTI loan waiting for us - it's 0% interest, has an 18-month grace period, and half of it is forgivable.

But here's the catch: it requires a private capital match. Every dollar you invest right now is the "key" that unlocks that state funding.

What's Next?

We've already crushed our $460k Revenue Trigger and locked in our institutional match from the Maine Venture Fund. We are currently building the hardware for our upcoming Live Fire events, which will trigger our first ~$300k in sub-contracted DoD revenue.

We aren't just building a better rocket engine - we're building a smarter, more profitable way to power the future of defense and commercial rocket boosters.

Let's get this candle lit!

The "Non-Toxic" Reality Check Published


CNN BUSINESS
BLUSHIFT

Subject: Why I ate our rocket fuel on camera
Image/ media: Clip of CNN interview?
Watch this rocket ignite using fuel that you can eat | CNN Business
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I get asked this a lot: 'Is the fuel *really* non-toxic, or is that just marketing?'

Well, I've eaten it on camera for CNN, so I'm living proof that it's safe. But there's a bigger reason why this matters for our business.

Traditional solid rocket motors are basically controlled explosives. Because they are so dangerous, you have to build massive safety bunkers and pay a fortune in specialized permits just to move them. Our fuel is an inert, bio-derived substance. Unlike traditional solid rocket motors which need a blast safety radius just to manufacture them. We can ship it via standard freight and store it in a normal warehouse in Brunswick.

For us, being 'green' is a 50% reduction in logistics costs. We're proving you can do rocket propulsion without poisoning coastal or land areas we call home.

Next time I'll take a smaller bite though.

-Sascha

NPR Published

Subject: Market Envy: bluShift featured on NPR Marketplace
Image/ media:


APR 7, 2026
Why not start a rocket company?
One Maine entrepreneur did just that, developing propulsion systems aimed at research missions and a growing space economy.
Business Envy | by David Brancaccio and Ariana Rosas
LISTEN NOW
Save
Share
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Rockets aren't just useful for getting to the Moon, like the Artemis II launch pictured above. bluShift Aerospace is designing non-toxic rocket propulsion systems as it prepares for its next suborbital launch. Chip Somodevilla/Getty Images

Body:

It is not every day that a national news host admits to having "Business Envy" for what you are building.

Yesterday, I joined David Brancaccio on NPR's Marketplace Morning Report. We talked about why bluShift is making waves in the aerospace industry and it comes down to a simple reality: the Pentagon has a massive supply chain problem and we have the engine to fix it.

The Highlights:

- **The Power:** David mentioned he is an amateur rocketeer, but even he was impressed by our MAREVL engine. It delivers solid rocket motor power at 25% the cost and 100% more flight flexibility with throttling..
- **The Mission:** We are moving beyond the research phase. We are positioning bluShift to replace legacy solid rocket motors in the hypersonic and defense sectors.
- **The "Maine" Advantage:** We discussed our non-toxic fuel. It is safe enough to launch right here in Maine without risking the environment we love.

This momentum is exactly what we need as we push toward the end of our Reg D round. As a reminder, your investment right now carries a major multiplier. Every dollar helps us trigger a $2M non-dilutive loan from the Maine Technology Institute. That is a 1:1 match to help us scale our manufacturing in Brunswick.

Listen to the full segment here

Thank you for being part of the team.

Sascha Deri Founder and CEO, bluShift Aerospace

Social Posts

Cold flow complete Ready for review

Image/ media: Rocket Launch Pressure : Why Test Day Feels Like a High Stakes Stage P…
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The High-Stakes Stage of Rocketry: Post-Cold Flow and the Road to July 16

Rocketry at this level carries the intense pressure of a live performance. Weeks, months, and years of engineering culminate on a single day, leaving our team with exactly one moment to execute. As bluShift's own @Gerard Desjardins notes, it is the precise feeling an artist experiences when stepping onto a high-stakes stage.

We just completed our comprehensive cold flow simulation. We flooded our plumbing infrastructure with high-pressure CO2 to stress-test our flight-grade oxidizer tanks, successfully validating our pressure seals, valve timing, and telemetry networks under full operational loads.

We are moving fast to solve a critical national security material shortage. By replacing toxic, heavily constrained solid rocket motors with a safe, non-toxic, and throttleable bio-fueled alternative, our system delivers a 100x capital expenditure advantage for propellant production and slashes traditional motor costs by 75%.

The stage is officially set for our next major milestone: taking this combustion chamber, adding another 20 feet to the tower, and executing a fully vertically integrated test by the end of summer. When this engine fires in its true flight configuration, the results will be eye-popping.

Watch the video below for an authentic, behind-the-scenes look at the grit driving our mission.

🎟️ On-base, in-person VIP passes are at near-capacity. Secure your access link to the global live-stream broadcast for next Thursday's test:
[https://youtube.com/live/foI9UC7D170?feature=share]

Full demo lineup Published

Image/ media:
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Headline: Meet the 9 Innovators Joining Us on July 16th

Body: On Thursday, July 16th, bluShift Aerospace will execute a full-scale live engine test of our eco-friendly, non-toxic hybrid rocket propulsion system at our Brunswick base. To mark this milestone, we are opening our doors to host a dedicated on-site Tech Pavilion to highlight regional manufacturing and hard-tech infrastructure.

We are thrilled to provide a platform to nine exceptional companion companies who are actively commercializing cutting-edge hardware:

BlueSonde – Turning oceans and waterways into real-time, actionable data networks with next-generation monitoring platforms.
Latis Materials – Utilizing renewable biomass to manufacture advanced carbon fiber, securing domestic supply chains while lowering emissions.
Evergreen Additive – Transforming maritime production with large-format additive manufacturing for heavy vessel components.
RISE Robotics – Commercializing Beltdraulic™, replacing legacy hydraulic fluid systems with cleaner, high-force electric actuation.
Atlas Inc. – Utilizing advanced robotic manufacturing to convert waste plastic into structural building components for large-scale construction.
Pepin Associates Inc. – Producing aligned discontinuous carbon fiber textiles to drastically reduce layup times for critical hypersonic and aviation parts.
Maine Space Corporation – Establishing the State as a premier destination and authority in launching small vehicles and satellites into polar orbit.

University of Maine: Aerospace Research - The next generation of aerospace talent from UMaine's engineering department. The team will host live, interactive tech demonstrations.

The Rioux Institute - Driving bold, real-world research and economic growth across advanced engineering, data science, and clean tech.

Also in attendance: NASA and FAA

From deep ocean intelligence to hypersonic materials and space ports, New England has the grit and the capability to build a faster, cleaner industrial base.

🎟️ On-base visitor passes are extremely limited. Secure your spot to join us in Brunswick or register to watch the live-stream broadcast link globally:
https://youtube.com/live/fol9UC7D170?feature=share

Demos highlight Published

Image/ media: demo highlight.jpg
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When people think of New England, they often think of software, biotech, or beautiful coastlines. But right beneath the surface, a gritty, resourceful ecosystem of physical hardware companies is quietly rebuilding the region's industrial base.

We believe the best way to scale regional hard-tech is to build together. That is why we are turning our facility into a testing ground and launchpad for the region's best physical tech. In the

coming weeks, we will be hosting a behind-the-gates demo day at our space to showcase exactly what these teams are building.

Before the gates officially open, we wanted to highlight what makes this New England network so formidable:

BlueSonde is mapping the future of maritime intelligence with compact, low-maintenance floating data networks that capture real-time water quality metrics across oceans and inland waterways.

Latis Materials is disrupting the advanced materials space by commercializing high-performance carbon fiber derived directly from renewable wood pulp and plant-based biomass.

Evergreen Additive is scaling large-format additive manufacturing for the U.S. maritime base, radically driving down the cost and production time required for complex composite vessel structures and tooling.

RISE Robotics is actively eliminating the messy, carbon-intensive bottlenecks of heavy machinery by building high-velocity, ultra-efficient electromechanical alternatives to legacy hydraulics.

Atlas Inc. is transforming recycled plastic waste into high-performance structural building materials through a unique blend of material science, engineering, and automated manufacturing.

It takes immense capital efficiency and engineering stamina to pull technology out of a computer screen and turn it into real, heavy-duty machinery. These are the teams rebuilding domestic manufacturing infrastructure.

We'll be sharing a lot more about these teams and their upcoming milestones soon. Keep your eyes on the Northeast tech ecosystem. Big things are coming.

Meet David clip Published

Image/ media: https://www.youtube.com/watch?v=CCWhOayLeSw
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Every hard-tech breakthrough starts in a room with zero guarantees and a lot of shared obsession.

Way back in the beginning, before we were a full-scale operation, we started a local meetup group called *Spaceflight Innovators*. We had about 20 people show up to talk about rocket

propulsion. We had a vision of where we wanted to go, and we knew we needed to find like-minded people to get us there.

That's how we met our CTO @David Hayrikyan.

When you are trying to completely disrupt an entrenched industry, you look for a specific mix of traits:

- **Ingenuity:** The ability to see a practical path forward on a theoretical problem.
- **Deep Hands-on Background:** The mechanical engineering and precision machining foundation to actually build the concepts.

But if you want to know what truly built this company from the ground up, it comes down to one word: **Grit.**

Long before we had our current hangar, David treated bluShift as a second job. He would hunker down in our tiny, makeshift version of a Skunk Works room, machining away at parts and components for our engine.

The clock would hit 1:00 AM, 1:30 AM, 2:00 AM, and David would still be going to the machine. Every single week.

Legacy aerospace primes rely on billion-dollar infrastructure to solve their problems. We rely on standard-setting talent, relentless persistence, and an environmentally stubborn team that simply refuses to quit until the job is done.

Ep 7 Published

Image/ media: https://www.youtube.com/watch?v=wqrMw9TAUpc
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The historic SpaceX IPO is proof that aerospace is no longer just a playground for government contracts and billionaires. It is a fully investable, booming industrial ecosystem.

But as the headlines focus on trillion-dollar valuations, the real question for investors is: *Who is going to fix the supply chain supporting this boom?*

In the latest episode of the *Throttle Up* podcast, bluShift Aerospace CEO Sascha Deri and Justin Starbird dive into the ripples this IPO is sending through early-stage tech.

The biggest takeaway? **The next wave of opportunity isn't in building another mini-SpaceX. It's in the enabling technologies.**

Right now, the aerospace industry, specifically on the defense and responsive launch side, is facing a critical solid rocket motor shortage. At bluShift, we are solving a massive, current problem set:

1️⃣ Overhauling rocket propulsion to make it hyper-manufacturable and indefinitely safe to store.
2️⃣ Providing hypersonic testing capabilities at roughly 25% of the cost of traditional solid rocket motors.
3️⃣ Proving that a lean, agile team in Maine can execute with capital efficiency that puts bloated West Coast budgets to shame.

The rising tide lifts all payloads. As public attention locks onto space infrastructure, the spotlight is shifting toward the companies solving the industry's most painful bottlenecks.

🎧 **Watch the full conversation here to see how we are positioning bluShift for the 2026 market landscape:** https://www.youtube.com/watch?v=wqrMw9TAUpc

Webinar clip/ event teaser Published

Image/ media: 🎬 Testing Vertical (1920x1080).mp4
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"Farmer ingenuity" meets high-performance rocketry.

If you want to see how we're out-iterating the legacy players at a fraction of the cost, this is the clip to watch.

Here is the quick breakdown of what's in play:

The Next Campaign: We are gearing up for another horizontal engine test featuring a full 60-second burn. This run is all about validating critical updates to optimize combustion stability and efficiency.

Space Metrics Achieved: The efficiency numbers required to reach space are already locked in. We are ready to carry customer payloads (like NASA flight opportunities), but we are pushing the performance envelope even further to better serve future hypersonic and suborbital customers.

Going Vertical: Right now, our testing configuration joins a vertical tank to a horizontal chamber through complex intermediate plumbing. This summer, we are eliminating that complexity. We've officially initiated a civil engineering contract to extend our containment structure so we can test in a fully vertical configuration.

Transitioning to an entirely vertical configuration means our test bed perfectly mimics our actual flight vehicle system. Every hurdle we clear now brings us directly to the launchpad.

Check out the full clip here: [LINK TO YOUTUBE SHORT / REEL]

Keep your eyes on our page this week. We have a major announcement dropping this Thursday!

Event announcement/ invite/ Ep 6 Approved

Image/ media: Link to youtube Ep 6 when ready
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Rockets firing, rain or shine.

We are thrilled to announce that the next hot fire test of our MAREVL Engine is officially locked in for July 16th!

Our engineering team has been pushing hard to implement significant internal thermodynamics and design enhancements. The goals for this campaign? Push our combustion efficiency ("miles per gallon") even higher and further refine our combustion stability. Every test brings us closer to our flight-ready configurations for suborbital research and defense-enabling hypersonic booster applications.

Even better news? We are opening up invitations for our community and partners to join us live at the test site in Brunswick, Maine!

We will have a front-row VIP viewing area set up. Come enjoy some refreshments, meet the team, and feel the ground shake.

If you can't make it to Maine, don't worry, we will be broadcasting the entire event via YouTube Live.

In-person space is limited, so grab your spot today: https://luma.com/q5eqrjfy

Want an inside look at what we're testing for and how our "farmer ingenuity" approach allows us to outperform the competition at a fraction of the cost? Check out the latest episode of the Throttle Up Podcast, where Sascha breaks down the nuance behind this upcoming milestone: https://www.youtube.com/watch?v=lw4JuoQn7Gc

Welcome Austin Gates Published

Image/ media: meet Austin.jpg
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We are thrilled to welcome @Austin Gates to the bluShift Aerospace team this summer!

Austin is currently studying Mechanical Engineering with an Aerospace concentration at the @University of Maine (Orono). He isn't here to shadow, he's jumping right into the test site and the hangar to help our team develop, build, and test a cutting-edge engine design over the next few months.

Why bluShift? Austin sums it up perfectly: "I chose bluShift not only for their groundbreaking work in eco-friendly propulsion systems, but also for their drive to bring technological innovation to Maine, especially in aerospace. With this growing industry, it’s exciting to see my home state have its own stake in this ever-evolving field!"

When he's not helping us build the future of eco-friendly propulsion, Austin is racing on the UMaine Alpine Ski Team and exploring the outdoors.

We’re proud to build a space startup that gives brilliant Maine engineers a place to push boundaries without leaving their home state. Welcome aboard, Austin! Let's make some noise this summer.

Ep 5 Published

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Why does a 100% successful rocket engine test still mean a 50/50 chance at flight?

Find out on the latest episode of Throttle Up! Host Justin Starbird is joined by bluShift Aerospace technical leads Luke Saindon (Lead Mechanical Engineer) and Gerard Desjardins (Lead Propulsion Test Engineer) to peel back the curtain on the invisible war fought with statistics, simulations, and endless FAA licensing paperwork.

In Episode 5, we dive deep into:

The Terrifying Math: How the compounding probability of failure down to a single careening bolt drops high-confidence engine tests down to a coin-flip for full flight.

The "Boring Failures": Why subsystem issues, like a non-functioning igniter or a broken data acquisition system, are actually the most frustrating setbacks.

Control Room Drama: What happens when a rogue fire extinguisher valve sticks on and drains the entire suppression system, scrubbing a test day before it even starts.

The Engineering Mindset: Why our team's necessary philosophy has to be to "plan for the worst and hope for the best."

Plus, get a sneak peek into our immediate future as we increase engine size for our next big test, including the custom design risks Luke is betting on to maximize combustion stability.

Forget the spectacle. Tune in for the unfiltered engineering truth.

🎧 Listen to Episode 5 here: *(Insert Link)*

Ep 4 Published

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"A successful test is a safe test - and there is a massive train leaving the station long before ignition day."

In rocket development, the outside world only witnesses the final launch sequence. But behind every single second of fire is a painstaking, cyclic loop of math, metal, modeling, and meticulous checklists.

In the latest episode of the *Throttle Up Podcast*, host Justin Starbird goes "inside the build" with bluShift Aerospace's engineering leaders: Lead Mechanical Engineer Luke Saindon and Lead Propulsion Test Engineer Gerard Desjardins.

They peel back the layers on what it takes to design, iterate, and safely execute full-scale engine tests.

Key takeaways from the lab:

Smart Material Architecture: By intentionally designing infrastructure with well-understood, reliable materials like stainless steel first, bluShift avoids the crippling capital costs and lead-time bottlenecks of complex carbon composites, keeping our timelines agile without sacrificing performance milestones.

The Balancing Act: High-level thermodynamic predictive modeling can optimize engine pressure, but it can't perfectly predict burning efficiency. Real engineering happens when you mix algorithmic data with hardware testing.

Methodical Execution: When managing over 100 industrial valves shifting states from A to B in real-time, relying on human memory isn't an option. Repeatable safety architecture is built entirely on written procedure.

With **four full-duration, 60-second burns** checked off by this team, our propulsion roadmap continues to validate our dual-use commercial pathway for space research and national security applications.

Catch the full conversation to see how the team balances physics, logistics, and economic boundaries to disrupt traditional rocketry.

Listen to the full episode here: [INSERT LINK]

Event recap Approved

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Last week, the bluShift Aerospace team headed to Boston Tech Week as a featured demo company at Hard Tech Demo Night hosted by **@RISE Robotics**.

RISE is doing incredible work replacing outdated, leaky hydraulics with zero-emission, electric actuator systems. Because we share a deeply aligned mission, replacing hazardous legacy engineering with clean, hyper-efficient technology, it was a privilege to showcase our *Stardust* rocket fuselage and nose cone right alongside their robotic tech.

With over 620 RSVPs, the room was packed with accredited investors, hardware founders, and brilliant recent Boston graduates.

Our Founder & CEO, @Sascha Deri, spent the evening talking shop about our dual-use commercial pathway and how bluShift is actively solving the nation's critical solid rocket motor bottleneck. When you explain to a room full of engineers that our bio-derived fuel cells offer a **100x capital expenditure advantage** over traditional explosive solid production setups, the scalability clicks instantly.

It's clear that the market appetite for heavy hardware innovation is massive right now, you only have to look at RISE's recent $5M oversubscribed Wefunder round to see how much backing this sector has.

A massive thank you to the RISE Robotics team for hosting an unforgettable event and fostering the local deep-tech ecosystem. The community momentum behind clean engineering is undeniable.

The traction from last week is directly rolling into our active milestones as we prepare for our upcoming summer rocket tests.

Track mission updates here wefunder.com/blushiftaerospace

Podcast teaser Approved

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We’re turning the volume up. 🔊🚀

This week marks a major turning point for bluShift. We are moving from proving our technology to scaling it for real-world commercial and defense applications. That means doubling the thrust of our MAREVL engine - and it means we're about to start talking a lot louder.

We are in the T-minus countdown to the launch of the **Throttle Up** podcast. 🎙

For a long time, the "why" and "how" of what we do has stayed within the walls of our hangar or out at the test site. This podcast is our way of opening the fuselage and sharing the grit it takes to build a new future for suborbital launch.

We're dropping the first episodes later this week.

Follow here on Wefunder to be the first to hear when we go live.

Podcast launch Ready for review

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YouTube Link to the Intro Video
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We're opening the doors and giving you a front-row seat to the future of suborbital launch.

For years, we've been heads-down, proving that a non-toxic, bio-derived fuel could compete with the giants of the aerospace industry. Now, as we transition into scaling for real-world defense and commercial applications, we're taking you along for the ride.

In our first episodes, I sit down to share the "unfiltered" story of how we got here, from a farm in North Yarmouth, Maine, to building 20,000-pound thrust engines that are solving a global solid rocket motor shortage.

This is a raw look at what it takes to build a rocket company from the ground up.

Listen here and subscribe on your favorite podcast platform: [Insert YouTube Link]

Episode 1 Ready for review

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Body:

Why we didn't copy the "Big Aerospace" playbook.

When we founded bluShift, we knew that to change the industry, we couldn't just follow the status quo. We had to be grittier, leaner, and more focused on solving immediate, high-value problems.

In Episode 1 of Throttle Up, bluShift CEO and Founder, @Sascha Deri shares the unfiltered story of our transition from a small-scale prototype to 40,000 lbs of thrust. We dive into:
✅ Why we pivoted toward suborbital launch to reach revenue faster.
✅ Solving the national security crisis around solid rocket motor shortages.
✅ Why we are more committed than ever to building this aerospace hub in Maine.

Watch Episode 1 on YouTube: [Insert YouTube Link]

Episode 2 Ready for review

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Body:

1/100th the cost. 100% the performance.

What makes bluShift a disruptor? In Episode 2 of Throttle Up, CEO @Sascha Deri and CTO @David Hayrikyan break down the "secret sauce" behind our technical advantage.

We're discussing a paradigm shift in how rockets are manufactured:
🔹 The 1/100th Ratio: Our fuel production cells cost roughly $15k to stand up, compared to the $1.5M infrastructure required for traditional solid rocket motors.
🔹 The "Spinal Tap" Moment: Why doubling our thrust to 40,000+ lbs actually streamlines our FAA commercial launch licensing.

🔹 Speed to Market: How we can ramp production in months, not years, using a non-toxic, safe-to-handle supply chain.

[Watch the technical deep dive here]

Follow us on [Wefunder] for more mission updates.

Episode 3 Published

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How far can you stretch a dollar in the aerospace industry?

In the hard-tech world, the conventional wisdom says you need $40M to $60M just to get a seat at the table. At **bluShift Aerospace**, we decided to rewrite that playbook.

To date, we’ve raised roughly $7 million through a meticulous 50/50 mix of private capital and non-dilutive federal and state funding (NASA, Space Force, Air Force). Yet, with a fraction of our competitors' budgets, we are actively outpacing teams with massively deeper pockets.

How? It all comes down to capital stewardship and the **"KISS" (Keep It Simple, Stupid)** principle of aerospace engineering.

In the latest episode of our *Throttle Up* podcast, I sat down with Justin Starbird to break down exactly how our tightly-knit team designed a 20-ton thrust capable hybrid engine without the bloated capital expenditures of traditional liquid or solid rocket companies.

Watch the full episode here: https://www.youtube.com/watch?v=wUAbQIKmB-g

Tech Milestone Approved

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Engineering Milestone: MAREVL turns it up to 11 (x2)

This week marks a significant milestone for the bluShift team as we scale for commercial and defense applications.

Previously, our full-duration MAREVL tests peaked at 20,000 lbs of thrust (a milestone we called "Turning It Up to 11"). Now, we are officially doubling that.

Why the move to 40,000+ lbs?
1️⃣ Hypersonic Demand: Our defense and commercial partners require higher acceleration profiles to validate their technology.
2️⃣ Safety & Precision: Through extensive simulation, we've determined that higher thrust allows us to tighten our landing footprint, making FAA licensing more predictable.

The unique advantage of our MAREVL engine is that it is throttleable. We retain the flexibility to provide a "gentle ride" for research payloads or high-acceleration profiles for defense needs.

We're moving fast toward our next engine tests in Brunswick. Stay tuned and follow us on Wefunder for more updates from the field!

See us at RISE Robotics/ Boston Tech Week

Ready for review

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Hard-Tech belongs in the room. 🚀 🔧

We’re heading to @Boston Tech Week, and we’re bringing a piece of the mission with us.

bluShift Aerospace is proud to be demoing at Robotics and Hard-Tech Demo Night, hosted by our friends at @RISE Robotics.

While we operate in different spaces, bluShift in suborbital launch and RISE in heavy industrial machinery, our technical paths are remarkably similar. Both companies are proving that you can disrupt a legacy industry by building hardware that is:

✅ More Powerful: Using alternative technology to outperform traditional "dirty" systems.
✅ Tougher: Engineering for durability in extreme, real-world conditions.
✅ Cleaner: Eliminating toxic propellants and hydraulic fluids without compromising performance.

We’ll be showcasing our Starless Rogue fuselage and sharing the latest footage from our MAREVL engine tests alongside fellow innovators who believe that "Hard-Tech" is the only way to solve the world's biggest industrial challenges.

Attending Boston Tech Week? Come see what "Maine Grit" looks like in person.

📍 Where: RISE Robotics HQ 1 Union Square Somerville, MA
🎟️ Register here: https://luma.com/lv9yz5gb

George Story Ready for review

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From NASA Fact-Checker to Board Advisor: Welcoming George Story

In 2019, when bluShift was just a small startup with a bold idea for bio-derived fuel, NASA awarded us our first SBIR contract. To evaluate whether our approach was even credible, they assigned a veteran propulsion engineer from the Marshall Space Flight Center: @George Story.

We are thrilled to announce that after years of watching us prove the technology, George has officially joined the bluShift Board of Advisors.

A Legacy of High-Stakes Engineering George’s career is a masterclass in aerospace. He is a Silver Snoopy Award winner, one of NASA’s highest honors, presented by astronauts for contributions to flight safety. His resume includes:
🔹 Space Shuttle Veteran: Critical work on SRB separation systems.
🔹 Hybrid Pioneer: A key member of the 1990s team that successfully fired a 250,000-lb thrust hybrid motor.
🔹 Failure Analyst: Decades of experience investigating insulation and fuel grain integrity.

George had a front-row seat to early hybrid programs that were often sidelined by industry politics and traditional "solid vs. liquid" biases. He believes the industry needs a disruptor to finally bring high-performance hybrid propulsion to the finish line.

As we scale our MAREVL engines into the 40,000-pound thrust class, George's expertise helps us design around technical pitfalls before they become expensive surprises.

With George joining as our third advisor with deep experience in large-scale hybrid systems, bluShift is building on decades of proven development. Having the man originally hired to "fact-check" our tech now help lead our strategy is the ultimate validation of our mission.

Welcome to the team, George. Let's finish what you started.

NPR

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Why does NPR have "Business Envy" for bluShift?

It turns out that building a high-performance rocket engine in a Maine hangar is a pretty enviable business model.

Our Founder and CEO, @Sascha Deri, sat down with @David Brancaccio on NPR's @ Marketplace by APM Morning Report to discuss the future of American propulsion. The conversation focused on how bluShift is tackling the $69B supply chain crisis for solid rocket motors.

The bluShift Difference:

Performance: Our MAREVL engine delivers the same power at ¼ the cost and 100% more mission flexibility than standard solid rocket motors.

Safety: Our fuel is 100 percent non-toxic and storable. If a rocket tipped into the ocean, the only thing we would lose is the hardware, not the ecosystem.

Efficiency: By removing the need for explosive handling, we can reduce costs by 50% compared to legacy tech.

We are proving that you do not need toxic chemicals or Silicon Valley budgets to solve national security bottlenecks. We just need Maine grit and a better engine.

Catch the full interview on Marketplace here

#Aerospace #Innovation #NPR #CleanTech #MaineMade #bluShiftAerospace

Emails

Pending-non payment

Subject: Action Required: Secure your investment terms in bluShift Aerospace
Body:
I am reaching out personally because our dashboard shows your investment allocation for this round is currently pending or awaiting final payment processing.

We are down to the final **3 days** of this current round. To ensure your commitment is finalized under these specific private terms, please head over to your Wefunder dashboard and complete your funding steps as soon as possible.

We have incredible momentum heading into our major engine test next week, and we want to make sure you cross the finish line with us. Let me know if you run into any technical blockers, I'm happy to help clear them up.

Best,

Sascha Deri

Increase investment

Subject: Final 3 Days: Strategic update & final opportunity to scale your position
Body:
As a current investor in bluShift, you've been foundational in helping us build the next generation of safe, scalable propulsion. I wanted to send you a quick update as we approach the strict close of this current funding round.

We are officially **3 days away** from closing the door on these specific terms as we transition toward our next public milestone phase. Before we do, we are giving our existing network a final opportunity to scale their positions.

If your current portfolio strategy allows room to expand your investment in bluShift ahead of our upcoming hot fire test, you can add to your allocation directly via Wefunder here: **[Insert Campaign Link]**

Thank you for your continued belief in our grit and our mission. Let's keep moving forward.

Best,

Sascha Deri

Exhibitors for demo event

Subject: Logistics & Schedule: Next Week's bluShift Demo Event
Body:
We are officially one week away from the Demo Event on **Thursday, July 16th**, and we are incredibly proud to feature your company alongside us to showcase the absolute best of our regional hard-tech ecosystem.

To make sure everything flows seamlessly for your team, please review our finalized timeline and load-in specifications below:

- **Location:** Brunswick Landing, Maine. Orion Street runway gate. Use this Google Maps link for directions.
- **Arrival & Load-In:** Please arrive on-site at **3:00 PM**. This ensures we can get your display positioned and your hardware set up before the main audience begins arriving.
- **Exhibitor Briefing:** At **3:30 PM**, we will host an informal 5–10-minute briefing in the tent area. Sascha and Justin Starbird, CEO of the Aebli Group, will lead a brief conversation on the current economics of fundraising and community rounds, offering a tactical playbook for your own long-term growth.
- **Event Timeline:** General gates open at **4:00 PM**. We will be running the exhibitor spotlights leading up to the main event, with the official "hot fire" engine test targeted for **5:30 PM**.
- **Logistics Check:** Demos will take place under a tent with an 8' table provided. Basic generator power will be active on-site for laptops and monitors. Food and drinks will be provided. Please bring bug spray and sun protection.

If there are any changes to your registration, please update on Luma. Please respond to Lauren (cc'd) with questions. See you on the base next week!

Best,

Event invite - media Approved

Subject: EXCLUSIVE INVITE: Watch bluShift Aerospace's Next Engine Hot Fire Test Live (July 16)
Body:
Hi [First Name],

Over the past few months, the severe, ongoing shortage of traditional solid rocket motors has significantly bottlenecked both commercial aerospace exploration and vital national security sectors. At bluShift Aerospace, we have quietly spent the last few years engineering the solution.

We are writing to invite you to an exclusive, behind-the-gates media look at the future of scalable rocket propulsion.

On **Thursday, July 16, 2026**, bluShift will be conducting our highly anticipated next engine hot fire test right here in Maine. Powered by our completely non-toxic, bio-derived fuel system, this test represents a massive milestone as we march toward our upcoming suborbital space launch.

Event Timeline & Location:

- **Date:** Thursday, July 16, 2026
- **Location:** Orion Street (South of the main entrance), Brunswick Landing base
- **Gates Open:** 4:00 PM
- **Hot Fire Burn:** 5:30 PM
- **Networking & Tech Demos:** 6:00 PM – 7:30 PM

Because we firmly believe that regional collaboration is what makes our manufacturing sector globally competitive, we are sharing our showcase platform with a handful of other innovative, hard-tech companies also commercializing hardware out of the Northeast. You will be able to view live demonstrations from BlueSonde, Latis Materials, Evergreen Additive, RISE Robotics, Atlas Inc. and Pepin Associates.

Note: For security and logistical planning inside the base gates, credentialed media attendance is strictly limited. Dedicated VIP press parking will be provided right inside the main gate layout for registered outlets.

Please click below by **Friday, July 10th** to secure your pass.

RSVP TO COVER THE EVENT

We look forward to welcoming you behind the gates.

Pending/ no payment Published

Subject: Action Required: Clear your investment blocker before this private round closes
Body:
I noticed that you recently initiated a commitment to join us on our mission here at bluShift Aerospace, but your transaction is currently flagged as *Pending* or *Awaiting Payment* in our Wefunder dashboard.

While your investment amount is currently counted toward our community milestones, we are officially closing this private round ahead of our live engine hot fire test. If your payment is not

cleared through the platform before the cutoff, your commitment will unfortunately be automatically canceled.

Often, this status simply means there is a quick technical blocker, an unverified bank link, or a pending wire verification that requires your authorization on your profile.

How to lock in your position:

1. Click the link below to head to your investment profile.
2. Review any outstanding compliance prompts, asset inputs, or bank notifications.
3. Finalize the payment routing to secure these precise private terms before the window closes permanently.

We are on the absolute cusp of clearing massive technical and commercial milestones this summer, and we want to make sure your capital is on the launchpad with us.

If you run into any sudden technical issues, please let us know along with support@wefunder.com

CLEAR YOUR PENDING INVESTMENT LOGISTICS

Event invite - Dignitaries Published

Subject: Invitation: Live Rocket Engine Test Event – July 16th – Brunswick, Maine
Body:
Dear [Dignitary Name or Title, e.g., Senator Name / Chief of Staff],

On behalf of bluShift Aerospace, I would like to cordially invite you and members of your team to join us as our guests of honor for the next major hot fire test of our MAREVL rocket engine on Thursday, July 16th, at our test site in Brunswick, Maine.

As a company proudly rooted in Maine, we are pushing the boundaries of aerospace engineering right here at home. Our proprietary, earth-friendly hybrid propulsion systems are designed to provide a lower-cost, faster to manufacture, safer, non-toxic alternative to traditional solid-rocket motors. More importantly, our technology is uniquely positioned to address critical national supply chain shortages by serving as a high-performance, cost-effective booster for both civilian suborbital research and defense-enabling hypersonic applications.

This upcoming engine test represents an important step toward our flight-ready milestones. We are gathering key technical stakeholders, industry partners, and community leaders to witness the progress driving the future of the new space economy.

Event Details:

- Date: Thursday, July 16, 2026
- Location: bluShift Test Site, Brunswick Landing (Orion Street gate entrance)
- Time: Gates open at [Time, e.g., 4:00 PM], with the engine burn targeted for [Time, e.g., 5:00 PM]
- Accommodations: We will have a dedicated tented area set up safely across the runway with refreshments provided.

Given the strict capacity limits of our viewing area, please RSVP at your earliest convenience, or let us know if a representative from your office will attend in your stead. You can register your attendance here.

If you would like a brief preview of what this specific engine milestone unlocks for our hypersonic and research targets, you can listen to my recent interview on the *Throttle Up* podcast here: [LINK TO PODCAST INTERVIEW]

We would be deeply honored to have you join us to celebrate this milestone in Maine-grown technology and American aerospace innovation.

Sincerely,

Sascha Deri

Founder & CEO, bluShift Aerospace

REG D Thank You

Subject: Thank you for backing the mission!

Body:

Hi [Name],

Thank you so much for investing in bluShift's current Reg D round! Your support is vital as we work to solve the shortage of solid rocket motors and prove that high-performance propulsion can be both non-toxic and cost-effective.

We have a lot of momentum right now as we ramp up for our next big engine tests. Because we are in this Reg D stage, we've found that many of our early backers are interested in maximizing their impact.

If you have questions about our upcoming technical milestones, our work with defense partners like Specter Aerospace, or if you'd like to discuss potentially increasing your position in bluShift to help us hit our matching grant goals, I'd love to chat.

You can book a 15-minute slot on my calendar here

In the meantime, please be sure to follow our updates on **Wefunder** and **LinkedIn** to see behind-the-scenes footage of what we're building.

We're incredibly grateful to have you in our community as we build the future of suborbital launch.

Best regards,

Sascha Deri
Founder & CEO
bluShift Aerospace

EMAIL 2 | + 3-7 Days After Investment (IF they haven't booked time yet)

Subject: Mission Control Would Like a Word

Body:

Hi [Name],

With your recent investment, our mission continues to push forward! Thank you.

As I mentioned the other day, we have a lot of momentum right now as we ramp up for our next big engine tests. I would really like to share our next steps, our immediate goals, and how you can help (beyond the investment you've already made).

Please book a 15-minute slot on my calendar here.

Additionally, if you know others who would be inspired by what we're building, please share the opportunity with your network. By using this specific link, your referrals can avoid Wefunder investor platform fees, ensuring their full investment goes toward our mission.

In the meantime, please follow us (like + share our content) on **Wefunder** and **LinkedIn** for behind-the-scenes footage of what we're building. When you follow, like, and share our updates, it helps grow our audience and gain more exposure. All of that helps our mission be more successful.

We’re incredibly grateful to have you in our community as we build the future of suborbital launch.

Best regards,

Sascha Deri, Founder & CEO, bluShift Aerospace

250k dedicated email

What is your company name? bluShift Aerospace

Date Request (Optional) May 12, 2026

We will draft the email primarily using the highlights, recent updates, and first few paragraphs on your profile page. Please make sure this info is up-to-date, and includes the most information about your company that will be the most compelling to investors.

If there are any specific updates you'd like us to reference, please include it below! (Optional)

Please reference the following recent milestones and upcoming technical catalysts:

- **The "NPR Credibility Hammer"**: Recently featured on NPR's Marketplace , validating our role in solving the Pentagon's $69B Solid Rocket Motor (SRM) supply chain crisis. (link: https://www.marketplace.org/story/2026/04/07/one-rocket-company-aims-for-the-emerging-space-economy)
- **Maine Venture Fund Matching**: We have officially secured the $100k match from a regional VC firm, Maine Venture Fund, after we surpassed our critical $460k in total investment.
- **Up to $2M in Non-Dilutive Matching Funds Opp for this Round!** This Reg D round is the final key to unlocking an additional $2,000,000 in non-dilutive funding from the Maine Technology Institute.
- **The "Specter" Revenue Path:** Our funding is now being deployed into hardware for Summer 2026 Live Fire events with Specter Aerospace, which is expected to trigger the first ~$300k-$600k in sub-contracted DoD revenue.
- **Sustainability & Non-Toxic Fuel:** Our successful history as the first company to commercially launch a rocket using bio-derived, non-toxic fuel.

Beyond updates and highlights, is there additional information or copy you'd like us to reference when drafting the email? (Optional)

We would like to emphasize how the current round is being utilized to reach immediate technical and manufacturing goals:

- **Facility Expansion & Fuel Production:** We are using funds to establish our initial manufacturing facility for fuel production. While legacy defense primes

spend $1.5M per production cell with 3-year equipment lead times, our modular production gear costs <$15k per production cell and uses largely off-the-shelf components. This allows us to scale manufacturing 100x more cost-effectively than traditional competitors.

- **Vertical Hot-Fire Testing:** Funding supports the vertical hot fire test integration of our MAREVL rocket engine this summer, a key milestone that will test the engine as we will fly it..
- **Hypersonics & Thrust Development:** We are doubling the thrust of our engine to meet the high demand for hypersonics testing and defense supply chain solutions.
- **Our Propulsion Cost Advantage:** Our hybrid motors cost only 25% of the price of a traditional solid rocket motor while avoiding the explosive hazards and high regulatory hurdles associated with traditional manufacturing.
- **Efficiency & Team Growth:** We are adding a new workshop and office building at our test location to speed up technical efforts and enable us to take on additional personnel. We are hiring talented mechanical and aerospace engineers now!

Other Note: It would be great to stress the strategic urgency of investing now, since we have a portion of the MTI institutional match at the ready, and that this is the final window for Reg D 506b participation before our Summer hypersonic customer revenue trigger.

500k dedicated email

What is your company name? bluShift Aerospace

Date Request (Optional) Jun 2, 2026

We will draft the email primarily using the highlights, recent updates, and first few paragraphs on your profile page. Please make sure this info is up-to-date, and includes the most information about your company that will be the most compelling to investors.

If there are any specific updates you'd like us to reference, please include it below! (Optional)

Beyond updates and highlights, is there additional information or copy you'd like us to reference when drafting the email? (Optional)

Subject option 1: bluShift Aerospace: Fixing the rocket motor bottleneck

Subject option 2: bluShift Aerospace: Backed by USAF, NASA, Space Force & MTI

Header: bluShift is replacing explosive solid rocket motors with safe, scalable, bio-derived propulsion.

Body: Founded on the coast of Maine, bluShift Aerospace is solving a critical national security and space research bottleneck by replacing traditional, hazardous solid rocket motors with powerful, bio-derived hybrid propulsion systems, unlocking a safer, cleaner, and instantly scalable era of aerospace technology.

By enabling a 100× capital expenditure advantage in manufacturing setups and introducing dynamic throttling capabilities that traditional solids completely lack, bluShift's proprietary technology slashes infrastructure costs, eliminates reliance on toxic, explosive chemicals, and unlocks high-performance dual-use capabilities.

With bluShift making history as the first company to commercially launch a rocket powered by bio-derived fuel, the company is moving fast to capture a massive market, securing federal awards from the U.S. Space Force and Air Force, alongside a non-dilutive $2M grant from the Maine Technology Institute (MTI).

Backed by institutional support and a fast-growing community, bluShift has already crossed over $681K in commitments. To maintain momentum before transitioning to a

broader public launch later this summer, bluShift has opened a limited Reg D allocation for accredited investors to secure early terms.

Highlights:

- Over $681K in active commitments from a highly engaged investor community
- Historically validated: First company to commercially launch a rocket using bio-derived fuel
- Dual-use market demand spanning suborbital academic research, defense testing, and hypersonics
- Backed by the U.S. Space Force, Air Force, and a $2M non-dilutive grant from the Maine Technology Institute (MTI)
- 100× capital expenditure advantage in manufacturing cells compared to traditional solid rocket production
- 100% non-toxic, carbon-neutral, and completely inert fuel until ignition, eliminating catastrophic explosive risks

[Wefunder will insert their general CTA - we can't change this]

—

Option B:

Title Option 1: A $15K Solution to the Pentagon's Rocket Motor Crisis

Title Option 2: Why 100x Cheaper Fuel Grain Production Wins the Defense Tech Race

Body: The U.S. commercial space and defense markets are facing a perilous supply chain crunch for solid rocket motors and boosters. Traditional solid rocket motor suppliers are trapped in a 1,000-day manufacturing deadlock because expanding their fuel production capacity requires multi-million dollar, explosive-grade mixing facilities.

bluShift Aerospace has broken this bottleneck by completely disrupting manufacturing economics.

By utilizing an entirely non-explosive, inert fuel formulation, the bluShift MAREVL™ hybrid rocket engine architecture creates an unprecedented **100x CapEx advantage** in fuel production:

- **The Fuel Grain Arbitrage:** Legacy suppliers spend **$1.5M** to set up a single solid fuel production cell. bluShift can stand up a modular fuel grain cell in a standard industrial warehouse for less than **$15,000**.

- **Unfair Scaling Math:** For the capital a competitor spends to build *one* fuel production line, bluShift can build *one hundred*.
- **Operational Velocity:** No explosive hazards means zero specialized blast infrastructure, no ½ mile safety radius around the manufacturing plant, letting bluShift scale propellant throughput in weeks instead of years.

The Near-Term Trajectory

bluShift has retired core technology risks with over 275 successful engine tests and a prototype launch. They are now converting this technical edge into immediate commercial velocity:

- **Commercial Revenue:** bluShift has a signed contract with a Hypersonic Prime providing a potential for **$2M+ in revenue for 2026 alone**.
- **Matching Capital Leverage:** This round unlocks a secured **$2M, 0% interest MTI loan** - which includes a **$1M forgiveness provision** to fund early facility scaling.

Highlights:

- Over $681K in active commitments from a highly engaged investor community
- Historically validated: First company to commercially launch a rocket using bio-derived fuel
- Dual-use market demand spanning suborbital academic research, defense testing, and hypersonics
- Backed by NASA, U.S. Space Force, Air Force, and a $2M non-dilutive grant from the Maine Technology Institute (MTI)
- 100× manufacturing capital expenditure advantage in manufacturing cells compared to traditional solid rocket production
- 75% lower cost than comparable solid rocket motors in short supply
- 100% non-toxic, carbon-neutral, and completely inert fuel until ignition, eliminating catastrophic explosive risks

Reels/Clips

Webinar Clip

Testing Vertical (1920x1080).mp4

Linked IN

Description:

The Future of Safe, Scalable Rocket Propulsion

Want to know exactly what our team is pushing for in our upcoming hot-fire campaign and, more importantly, how we are structurally evolving our engine setup for flight readiness?

What We Are Validating Next:

- The 60-Second Burn: We are preparing for another rigorous horizontal test to validate critical updates aimed at maximizing engine stability and efficiency.
- Achieving Space Efficiency: We have already hit the benchmark efficiency metrics required to reach space, which fully supports our future goal of hoisting customer payloads, including those, for programs like NASA's Flight Opportunities program to space.
- Cranking Up the Performance: We are continuously squeezing out even higher performance to aggressively serve the tight requirements of our upcoming hypersonic and suborbital commercial customers.

Right now, our test setup utilizes a vertical oxidizer tank connected to a horizontal combustion chamber via complex, intermediate plumbing.

To get flight-ready, we are officially transitioning to an entirely vertical configuration. We have already entered into a contract with a civil engineering firm to extend our existing containment structure by an additional 20 feet. This important step will enable us to test the engine vertically - "test it as you fly it''. Successful tests in this configuration is one of the final milestones before we build and launch the flight booster suborbitally.

--Learn more about bluShift Aerospace: https://www.blushiftaerospace.com/

--Follow bluShift Aerospace: https://wefunder.com/blushiftaerospace

--Follow Sascha Deri: / sascha-deri

Youtube

Thumbnail: A Final Milestone.jpg



BLUSHIFT
A FINAL
MILESTONE
WEBINAR CLIP

Title: The Future of Safe, Scalable Rocket Propulsion

Description:

Want to know exactly what our team is pushing for in our upcoming hot-fire campaign and how we are structurally evolving our hybrid rocket motor design for flight readiness? Right now, our test setup utilizes a vertical oxidizer tank connected to a horizontal combustion chamber via complex plumbing. To get flight-ready and aggressively serve our upcoming hypersonic and suborbital commercial customers, we are officially transitioning to an entirely vertical configuration. We have already entered into a contract with a civil engineering firm to extend our existing containment structure by an additional 20 feet. This crucial step enables us to test the engine vertically so we can truly “test it as we fly it” before launching our flight booster suborbitally.

Before we flip the engine 90 degrees, our next horizontal test will validate critical updates during a rigorous 60-second burn aimed at maximizing engine stability and efficiency. Having already hit the benchmark efficiency metrics required to reach space, this upcoming hot-fire campaign fully supports our future goal of hoisting customer payloads for programs like NASA's Flight Opportunities program. Successful vertical integration testing is one of our final milestones, proving out the game-changing performance of eco-friendly aerospace engineering.

--Learn more about bluShift Aerospace: https://www.blushiftaerospace.com/

--Follow bluShift Aerospace: https://wefunder.com/blushiftaerospace

--Follow Sascha Deri: / sascha-deri

EP1 Clip

🎬 **Discovery of the Hybrid Rocket System (1920x1080).mp4**

Linked In:

Description:

The aerospace industry has been running the same playbook for decades.

🚀 **Liquid engines** give you performance, but the cost and extreme complexity price out most of the market. 🪨 **Solid motors** simplify the stack, but they bring severe supply chain bottlenecks, safety headaches, and massive infrastructure costs that legacy systems just blindly accept.

We didn't.

Hybrid propulsion has always had the right instincts. Solid fuel for simplicity; liquid oxidizer for control. The missing piece was performance, and closing that gap is exactly what we built **MAREVL** to do.

Here is what makes it a total paradigm shift:

- **Our Bio-Derived Fuel:** Our proprietary formula is completely non-toxic and non-munitions-rated. This slashes handling costs, completely bypasses the regulatory hurdles of explosive manufacturing, and eliminates the bottlenecks legacy primes treat as unavoidable.
- **Ultimate Flexibility:** MAREVL is fully throttleable. It can deliver a gentle ride for a sensitive suborbital research payload or a high-acceleration profile for a defense application. Try turning a traditional solid motor off after it's lit, you can't. We have total control.
- **Disruptive Economics:** Setting up traditional solid production infrastructure can easily top $1.5M+ and take years to stand up. We built ours at a fraction of that cost, in a fraction of the time.

This is a ground-up rethink of what affordable, scalable, and safe propulsion actually looks like.

Want to see more of where this came from? Our Founder & CEO, Sascha Deri, breaks it all down in Episode 1 of the **Throttle Up Podcast**.

https://www.youtube.com/watch?v=pFHkK6hXF4M&t=679s

Youtube

Thumbnail:


Rewriting
the
Playbook
for
Aerospace
MAREVL
EP 1 CLIP

Title:

How We Build Rocket Engines at 1/100th the Cost

Description:

The aerospace industry has been running the same tired playbook for decades. Legacy solid rocket motors bring severe supply chain bottlenecks and safety headaches that the industry just blindly accepts.

We didn't.

We built **MAREVL** to close the gap. Here's why it's a total hard-tech paradigm shift:

- **Proprietary Bio-Fuel:** Completely non-toxic, non-munitions-rated, and handles at a fraction of the regulatory cost.
- **Total Control:** It's fully throttleable. You can't turn off a traditional solid rocket motor once it's lit, but we can.
- **Disruptive Economics:** Legacy solid production infrastructure takes years and $1.5M+ to stand up. We built ours in a fraction of the time, at a fraction of the cost.

This is a ground-up rethink of affordable, safe propulsion.

👉 Watch the full breakdown in **Episode 1 of the Throttle Up Podcast** on our channel!

--Learn more about bluShift Aerospace: https://www.blushiftaerospace.com/

--Follow bluShift Aerospace: https://wefunder.com/blushiftaerospace

--Follow Sascha Deri: / sascha-deri

EP2 Clip

🎬 **Who Is David Hayrikyan? Meet the bluShift CTO (1920x1080).mp4**

Linked In:

Description:

Every hard-tech breakthrough starts in a room with zero guarantees and a lot of shared obsession.

Way back in the beginning, before we were a full-scale operation, we started a local meetup group called *Spaceflight Innovators*. We had about 20 people show up to talk about rocket propulsion. We had a vision of where we wanted to go, and we knew we needed to find like-minded people to get us there.

That's how we met our CTO @David Hayrikyan.

When you are trying to completely disrupt an entrenched industry, you look for a specific mix of traits:

- **Ingenuity:** The ability to see a practical path forward on a theoretical problem.
- **Deep Hands-on Background:** The mechanical engineering and precision machining foundation to actually build the concepts.

But if you want to know what truly built this company from the ground up, it comes down to one word: **Grit.**

Long before we had our current hangar, David treated bluShift as a second job. He would hunker down in our tiny, makeshift version of a Skunk Works room, machining away at parts and components for our engine.

The clock would hit 1:00 AM, 1:30 AM, 2:00 AM, and David would still be going to the machine. Every single week.

Legacy aerospace primes rely on billion-dollar infrastructure to solve their problems. We rely on standard-setting talent, relentless persistence, and an environmentally stubborn team that simply refuses to quit until the job is done.

Want to hear more? Hit the link below to listen to Episode 3, where CEO and Founder Sascha Deri and CTO David Haryikan discuss the non-toxic rocket engine that's changing everything.

https://www.youtube.com/watch?v=c4baTCxZYX8&t=20s

Youtube

Thumbnail:


BUILT
ON GRIT
CTO DAVID HARIKYAN
EP 3 CLIP

Title:

Who Is David Hayrikyan? Meet the bluShift CTO

Description:

Every hard-tech breakthrough starts in a room with zero guarantees and a lot of shared obsession. Long before we had our current hangar, bluShift CTO David Hayrikyan treated our rocket engine development like a second job. He would hunker down in a tiny, makeshift "Skunk Works" room, machining away at parts and components for our propulsion system.

The clock would hit 1:00 AM, 1:30 AM, 2:00 AM, and David would *still* be at the machine. Every single week.

While legacy aerospace primes rely on massive corporate budgets to solve their problems, we rely on standard-setting talent, relentless persistence, and an environmentally stubborn team that simply refuses to quit until the job is done.

🚀 **WATCH THE FULL STORY:** Want to hear the full breakdown of the grueling late-night builds and the non-toxic hybrid rocket engine that's changing the space economy? Listen to Episode 3 here:

https://www.youtube.com/watch?v=c4baTCxZYX8

--Learn more about bluShift Aerospace: https://www.blushiftaerospace.com/

--Follow bluShift Aerospace: https://wefunder.com/blushiftaerospace

--Follow Sascha Deri: / sascha-deri

EP 3 Clip

🎬 **Rocket Startup Growth: The Positive Feedback Loop Driving bluShift Aeros…**

Linked In:

Description:

Billion-dollar corporate infrastructure is powerful. But it’s got nothing on a shared obsession. 🚀

When you are a hard-tech startup building the future of rocket propulsion from the ground up, the journey is full of setbacks, breakthroughs, and complex engineering challenges. But what truly fuels our team through the most challenging moments is a powerful, positive feedback loop driven by our investor community.

We have supporters stretching from California to our home state of Maine. Some of them literally use their vacation time to fly into Brunswick, Maine, just to see our progress firsthand. We don't care what level someone invests at - we just love showing them the capability their investment has enabled and walking them through how we are changing the aerospace playbook.

For our founder, Sascha Deri, and the entire team, our community brings a level of value that goes far beyond financial backing:

- **The Power of Knowledge & Support:** Our investors don't just clear a path financially - they share their expertise, challenge us, and stand by us through the good, the bad, and the unexpected.
- **Defiant, Environmentally Stubborn Tech:** Our community is actively backing a transition to sustainable, non-toxic, lower-cost rocket propulsion. Even if prioritizing sustainability feels out of vogue to some primes in the market, our clean engineering choices are exactly what give us a distinct financial and commercial manufacturing advantage.
- **Inspirational, Multi-Generational Impact:** We are already seeing cycles where high school students whose parents were inspired to invest in bluShift are now entering

college to earn aerospace engineering degrees because of what we are building right here.

Aerospace doesn't have to stay stagnant, and it doesn't have to belong exclusively to giant legacy primes. It belongs to the standard-setting talent, the relentless persistence, and the aligned community that refuses to quit until the job is done.

To hear more where this came from hit the link below to listen to Founder Sascha Deri as he talks about how Blushift Aerospace turned $7M Into What Others Couldn't Do With $50M.

https://www.youtube.com/watch?v=wUAbQIKmB-g&t=496s

Youtube

Thumbnail:


THROTTLE UP
Investors
From
Maine to
Califorina
EP 3 CLIP

Title:

Rocket Startup Growth: The Positive Feedback Loop Driving bluShift Aerospace

Description:

Billion-dollar corporate infrastructure is a powerful thing. But it’s got nothing on a shared obsession. 🚀

When you are a hard-tech startup building the future of rocket propulsion from the ground up, the journey is full of setbacks, breakthroughs, and complex engineering challenges. But what truly fuels our team through the most challenging moments isn't just the capital, it's a powerful, positive feedback loop driven by our investor community.

In this clip, we're talking about the incredible people backing our mission. We have supporters stretching from California to our home state of Maine. Some of them literally use their vacation time to fly into Brunswick, Maine, just to see our progress firsthand. We don't care what level someone invests at; we just love showing them around the hangar and walking them through how we are changing the aerospace playbook.

For our founder, Sascha Deri, and the entire team, our community brings a level of value that goes far beyond financial backing:

- **The Power of Knowledge & Support:** Our investors don't just clear a path financially; they share their expertise, challenge us, and stand by us through the good, the bad, and the unexpected.
- **Defiant, Environmentally Stubborn Tech:** Our community is actively backing a transition to sustainable, non-toxic rocket propulsion. Even if prioritizing sustainability feels out of vogue to some legacy primes in the market, our clean engineering choices are exactly what give us a distinct financial and commercial manufacturing advantage.
- **Inspirational, Multi-Generational Impact:** We are already seeing cycles where high school students who watched their parents invest in bluShift are now entering college to earn aerospace engineering degrees because of what we are building right here.

Aerospace doesn't have to stay stagnant, and it doesn't have to belong exclusively to giant legacy primes. It belongs to the standard-setting talent, the relentless persistence, and the aligned community that refuses to quit until the job is done.

To hear more where this came from hit the link below to listen to Founder Sascha Deri as he talks about how Blushift Aerospace turned $7M Into What Others Couldn't Do With $50M

https://www.youtube.com/watch?v=wUAbQIKmB-g&t=496s

--Learn more about bluShift Aerospace: https://www.blushiftaerospace.com/

--Follow bluShift Aerospace: https://wefunder.com/blushiftaerospace

--Follow Sascha Deri: / sascha-deri

EP 4 Clip

🎬 **Rocket Launch Pressure: Why Test Day Feels Like a High-Stakes Stage Perf…**

Linked In:

Description:

Whether it's a grueling engine test or a full-scale launch day, the feeling is exactly the same: it feels like stepping onto a live stage.

Everything our crew has engineered over the past weeks, months, and years culminates on this single day. As Gerard Desjardins, our Lead Propulsion Test Engineer, reminds us, you get one brief window to make it happen. That intense pressure is exactly what keeps our grit sharp.

Right now, the stage is officially being set for our next major milestone: taking our combustion chamber, adding another 20 feet to the tower, and executing a fully vertically integrated test by the end of summer. This critical iteration ensures the entire system is assembled exactly as it will run in flight. When that engine fires in its true flight configuration, the results are going to be absolutely eye-popping.

We are moving fast to solve a massive national security material shortage by replacing toxic, highly constrained solid rocket motors with our safe, non-toxic, and throttleable

bio-fueled alternative. Our propulsion system delivers a 100x capital expenditure advantage for propellant production and slashes traditional motor costs by 75%.

The countdown is on, the infrastructure is moving, and our team is ready for the next performance.

The infrastructure is moving, and we are ready for the next performance.

To hear more where this came from, hit the link below to listen to EP 4 as our Lead Mechanical Engineer Luke Saindon and Lead Propulsion Test Engineer Gerard Desjardins talk about Rocket Engineering, Propulsion Testing and the grind inside @ blushift aerospace.

https://www.youtube.com/watch?v=TQpMqrKlEaA

Youtube

Thumbnail:


THROTTLE UP
Performing
Live From
bluShift
Aerospace
EP 4 CLIP

Title: Why Test Day Feels Like a High-Stakes Stage Performance

Description:

On test day, it feels like a performance. Everything we've engineered over weeks, months, or years culminates on this single day, and we have one moment to make it happen. As bluShift's own Gerard Desjardins puts it, it's exactly what artists feel like when they step onto a high-stakes stage.

In this video, we're taking you behind the scenes of our authentic, grit-driven mission to revolutionize aerospace. We are moving fast to solve a massive national security material shortage by replacing toxic, highly constrained solid rocket motors with a safe, non-toxic, and throttleable bio-fueled alternative. Our hybrid propulsion system delivers a massive 100x capital expenditure advantage for propellant production and slashes traditional motor costs by 75%.

The stage is officially set for our next major milestone: taking our combustion chamber, adding another 20 feet to the tower, and executing a fully vertically integrated test by the end of summer. When this engine fires in its true flight configuration, the results are going to be absolutely eye-popping.

The countdown is on, the infrastructure is moving, and our team is ready for the performance of a lifetime.

To hear more where this came from hit the link below to listen to EP 4 as our Lead Mechanical Engineer Luke Saindon and Lead Propulsion Test Engineer Gerard Desjardins talk about Rocket Engineering, Propulsion Testing and the grind inside @ blushift aerospace.

--Learn more about bluShift Aerospace: https://www.blushiftaerospace.com/

--Follow bluShift Aerospace: https://wefunder.com/blushiftaerospace

--Follow Sascha Deri: / sascha-deri

EP 5 Clip

Rocket Science vs Software: The Propulsion Metrics You Can't Simulate.mp4

Linked In

Description:

In rocket engineering, you can build the most beautiful CAD models and run advanced simulations for months, but the universe doesn't care about your software.

As our Lead Mechanical Engineer, Luke Saindon, points out, there are **"The Big Three"** metrics in hybrid rocket propulsion that simply refuse to be perfectly predicted on a screen:

- **Combustion Stability** - The intense vibrations, transients, and unpredictable oscillations that happen when an engine actually fires.
- **Combustion Efficiency** - How effectively the gases genuinely mix and combust before roaring out of the nozzle.
- **Regression Rate** - How fast the solid bio-fuel erodes from the fuel grain into the combustion chamber during a live burn.

> *"I never quite know what that's going to look like before a test. We know what we're hoping for, but we don't really know what they're going to be until we've run the test."* - Luke Saindon

This is exactly why we grind. It's why we build, test, look at the data, and iterate. True innovation is forged out on the test stand.

To hear more where this came from hit the link below to listen to EP5 as our Lead Mechanical Engineer, Luke Saindon, and Lead Propulsion Test Engineer Gerard Desjardins talk about what truly separates a successful rocket test from a successful flight.

https://www.youtube.com/watch?v=TQpMqrKIEaA

Youtube

Thumbnail:


Simulation
can only
take you so
far
EP 5 CLIP
BLUSHIFT
REVL

Title: Rocket Science vs Software: The Propulsion Metrics You Can't Simulate

Description:

You can build perfect CAD models, run advanced simulations for months, and study theory until the whiteboard is full, but in rocket engineering, the universe doesn't care about your software.

In this clip, bluShift Aerospace Lead Mechanical Engineer Luke Saindon breaks down "The Big Three" metrics in hybrid rocket propulsion that are nearly impossible to predict on a screen. From combustion stability and gas mixing efficiency to the raw regression rate of solid biofuel inside the chamber, everything remains a giant question mark until you actually fire the engine. True innovation is forged out on the test stand.

To hear more where this came from hit the link below to listen to EP5 as our Lead Mechanical Engineer, Luke Saindon, and Lead Propulsion Test Engineer Gerard Desjardins talk about what truly separates a successful rocket test from a successful flight.

https://www.youtube.com/watch?v=TQpMqrKIEaA

--Learn more about bluShift Aerospace: https://www.blushiftaerospace.com/

--Follow bluShift Aerospace: https://wefunder.com/blushiftaerospace

--Follow Sascha Deri: / sascha-deri

Boston Space Network Article

bluShift Aerospace: Northeast Innovation Reversing the Space Brain Drain

Space exploration is entering a new era defined by commercial innovation and a critical need for safer, more reliable propulsion systems. Behind this emerging space economy lies a challenge: a severe nationwide shortage of traditional solid rocket motors. For several years, bluShift Aerospace has been developing a unique solution right here in the Northeast to address this supply chain bottleneck.

Our prototype launch in 2021 proved the viability of our underlying technology. Today, we are on the cusp of our next major milestone: executing a full-scale, vertically integrated engine test. This physical testing footprint serves as a baseline step before our upcoming suborbital space launch.

What sets our technology apart is our relation to the Northeast landscape. We are actively replacing toxic solid rocket motors with safe, bio-derived, non-toxic propellants. Our propulsion systems ensure that we can launch responsibly without polluting our coastal waters or regional environment. Furthermore, our manufacturing footprint operates at a fraction of the cost of traditional aerospace giants, allowing us to deliver high-powered performance with true capital efficiency.

The flow of aerospace engineering talent has traditionally drifted away from New England to a handful of western and southern hubs. We believe the key to our regional success is keeping that talent local and scoring visible technical successes right here. A thriving local space ecosystem requires a community that grows together.

- **Track Our Progress:** You can view our technical milestones and RSVP to attend our July 16th static hot fire engine test to your calendar.
- **Follow the Mission:** To stay informed on our technical progress, engine tests, and milestones, follow us for mission updates at: bluShift Aerospace on WeFunder.

About bluShift Aerospace

BluShift Aerospace is an aerospace company specializing in the development of clean, highly efficient hybrid propulsion systems near Brunswick, Maine. Supported by investors across the nation, NASA grants, and federal funds, the company is scaling its manufacturing footprint to deliver bio-derived propulsion alternatives to the commercial launch, academic research, and national security markets. Learn more at bluShiftAerospace.com.